EXHIBIT 10.29

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CONFIDENTIAL & BINDING

AMENDMENT

This Amendment by and between Inamed Corporation, on its own behalf and on behalf of its Affiliates, including McGhan Medical Corporation (“Inamed”) and ArthroCare Corporation, on its own behalf and on behalf of its Affiliates (“ArthroCare”) is a modification to the License and Distribution Agreement (the “License Agreement”) effective January 27, 1999 between ArthroCare and Collagen Aesthetics, Inc., on its own behalf and on behalf of its Affiliates (“Collagen”).  Inamed has wholly acquired Collagen and the License Agreement is binding upon Inamed under Article 22.2 of said Agreement.  For the purposes of this Amendment and the License Agreement, the terms Collagen and Inamed shall be interchangeable.

In consideration of the promises and the mutual covenants contained herein, the parties agree to amend the License Agreement as follows:

1.       Definitions:

The following definitions are deleted from the License Agreement: (1) 1.6; (2) 1.12; and (3) 1.13.

Article 1.15 will be replaced by the following provision:

1.15         “Field” shall means the use of RF technology in plastic and reconstructive surgery, dermatology, facial plastic surgery, cosmetic and aesthetic surgery (including, but not limited to, ENT physicians and physicians in the AAFPRS, AACS and the ASPRS), to the extent permitted by the FDA and other regulatory bodies.

2.       License Consideration: Article 4 is deleted from the License Agreement in its entirety and all references to Article 4 in other articles of the License Agreement are deleted.  The parties acknowledge and agree that Inamed has paid and ArthroCare has accepted the first $500,000 of the ENT License Fee referred to in Article 4.

In addition, Article 5.1 of the License Agreement will be replaced by the following provision:

5.1           License Fee. In partial consideration for the license granted herein, Inamed shall pay ArthroCare a license fee of four and one-half million dollars ($4,500,000) in accordance with the schedule set forth in Article 5.1(b).

(a)           The parties hereto acknowledge and agree that Inamed has paid and

ArthroCare has accepted one and one-half million dollars ($1,500,000) of such license fee, including the $500,000 ENT License Fee described above.

(b)           License Payment Schedule.  Within thirty (30) days following the execution by both parties of this Amendment, Inamed shall make a payment to ArthroCare of five hundred thousand dollars ($500,000).  This payment shall replace the second half of the ENT License Fee in Article 4, now deleted from the agreement. In addition, within thirty (30) days following the achievement by ArthroCare of the following milestone, Inamed shall pay to ArthroCare the applicable payment below:

Event		Payment (U.S.$)
(1)	FDA approval of a Licensed Product for: general dermatological use for skin resurfacing and wrinkle reduction.	$2 million

(2)	Completion of a Disposable Wand designed to compete with an MDA Product, pursuant to a mutually agreed upon specification. This specification will include a mutually agreed upon transfer price from ArthroCare to Inamed	$500,000

3.       Royalties: Article 5.2 of the License Agreement will be replaced by the following provision:

5.2           Royalties.  As additional consideration for the rights and licenses granted herein to Inamed by ArthroCare, Inamed will pay to ArthroCare running royalties on ArthroCare Disposable Wands sold by Inamed worldwide.  The running royalties for all Disposable Wands sold worldwide shall be the greater of 10% of the Transfer Price of the Disposable Wands or 10% of the Net Sales of Disposable Wands, payable within sixty days after the close of a calendar quarter in which the Disposable Wands are sold or otherwise distributed by Inamed.

4.       Product Manufacturer and Sale: Exhibit B of the License Agreement will be replaced by the following:

EXHIBIT B

PRODUCT PRICES

Licensed Product	Price Per Unit
Skin Resurfacing Controllers	$4500

Liposuction Controller	TBD, $6000 maximum

Disposable Wands	See below

Cables/Handpieces	$300

Adaptors*	$500

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Disposable Wand Transfer Price:

Type of Disposable	Price
XL Rejuvenation Stylets	$80
SRS Rejuvenation Stylets	$70
MicroElectrode Dissectors	$50
Plasma Scalpels	$50
Liposuction Stylets	TBD, $100 maximum
MDA	TBD, $50 maximum

*              Adaptors are devices that connect to controllers that are not subject to this Agreement, and will allow such controllers to power the above Disposable Wands.

5.       Product Development: Article 7.2 of the License Agreement will be replaced by the following provision:

7.2           Product Development.  During the Term of this Agreement, ArthroCare at its expense and initiative, will continue to pursue clinical studies and product development efforts in collaboration with Inamed.  ArthroCare shall supply Inamed with any improvements and upgrades to the Licensed Products developed by ArthroCare for use in the Field.  ArthroCare agrees that any substantial change to the Licensed Products during the Term shall be subject 10 Inamed’s prior written approval, which shall not be unreasonably withheld.  If Inamed requests additional product development beyond ArthroCare’s planned efforts, ArthroCare will provide a budget, for Inamed’s approval, for the direct cost of such product development on a time and materials basis.  The time will include the fully burdened rate for each employee involved in such work.  ArthroCare agrees to supply Inamed documentation or information as requested for such changes to the Licensed Products in meeting regulatory compliances.

ArthroCare will agree to develop, and obtain regulatory approval for, an MDA Product and an RF liposuction product.  ArthroCare will provide a budget for such product development and regulatory efforts on a time and materials basis as outlined above.

6.       Minimum Royalties and Purchases: Article 5.3 and Article 7.5 of the License Agreement will be replaced by the following provisions:

5.3           Minimum Royalties.

(a)           If ArthroCare receives FDA approval to market and sell a liposuction product, then, in addition to the license payments made by Inamed pursuant to Article 5.1, Inamed’s minimum annual royalty payments for the Licensed Products (wherein the first Period (Year 1)

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commences the day after ArthroCare’s receipt of such FDA approval) for each Period will total at least following:

Period	Minimum Annual Royalty
Year 1	$465,000
Year 2	$917,700
Year 3	$1,383,200
Year 4	$1,835,400
Year 5	$2,300,900

(b)           If ArthroCare does not receive FDA approval to market and sell a liposuction product, then, in addition to the license payments made by Inamed pursuant to Article 5.1, Inamed’s minimum annual royalty payments for the Licensed Products (wherein the first Period (Year 1) commences the later of January 15, 2000 and completion by ArthroCare of the first milestone (1) in Article 5.1) for each period will total at least the following:

Period	Minimum Annual Royalty
Year 1	$0.35 million
Year 2	$0.69 million
Year 3	$1.04 million
Year 4	$1.38 million
Year 5	$1.73 million

(c)           After year 5, the minimum annual royalty payment for the applicable Article 5.3(a) or (b) will increase by 5% each year thereafter based on the annual royalty of Year 5.

(d)           In the event the Agreement is renewed pursuant to Article 18.1, the minimum annual royalty for each renewal year will be mutually agreed upon in writing by the parties. If the new minimums cannot be agreed upon by the parties, an arbitrator will be appointed by the parties to determine the new minimums according to Article 21.

(e)           In the event Inamed fails to meet the minimum royalty amount of the applicable Article 5.3(a), or (b) by the last day of any period, Inamed shall pay ArthroCare, within thirty (30) days, the difference between the minimum royalty and the royalties actually paid during such year. In the event Inamed fails to pay the minimum royalties in any Period, then ArthroCare has the right to: (i) continue under the terms of the existing Agreement; or (ii) convert the exclusive distributorship granted in Article 2.1 into a non-exclusive license, and the exclusive distributorship granted in Article 3.1 into a non-exclusive distributorship (al) other terms, including royalties, and pricing to remain the same except for the minimum annual royalty requirements) without paying a conversion fee or any other fee. ArthroCare will not have the right to terminate the License Agreement if Inamed fails to meet such minimum royalty amounts.

7.5           Minimum Purchase Requirements.

(a)           If ArthroCare receives FDA approval to market and sell a liposuction product, then, in addition to the minimum royalty payments made by Inamed pursuant to Article 5.3, Inamed’s minimum annual purchase requirements for the Licensed Products (wherein the first

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Period (Year 1) commences the day after such FDA approval) for each Period will total at least the following:

Period	Minimum Purchase Requirement
Year 1	$2,294,250
Year 2	$5,752,250
Year 3	$7,647,500
Year 4	$9,576,000
Year 5	$11,471,250

(b)           If ArthroCare does not receive FDA approval to market and sell a liposuction product, then, in addition to the minimum royalty payments made by Inamed pursuant to Article 5.3. Inamed’s minimum annual purchase requirements for the Licensed Products (wherein the first Period (Year 1) commences the later of January 15, 2000 and completion by ArthroCare of the first milestone (1) in Article 5.1) for each Period will total at least the following:

Period	Minimum Purchase Requirement
Year 1	$1,725,000
Year 2	$4,325,000
Year 3	$5,750,000
Year 4	$7,200,000
Year 5	$8,625,000

(c)           After year 5, the minimum annual purchase requirements for the applicable Article 7.5(a) or (b) will increase by 5% each year thereafter based on the annual purchase requirement of Year 5.

(d)           In the event the Agreement is renewed pursuant to Article 18.1, the minimum annual purchase requirements for each renewal year will be mutually agreed upon in writing by the parties. If the new minimums cannot be agreed upon by the parties, an arbitrator will be appointed by the parties to determine the new minimums according to Article 21.

(e)           In the event Inamed fails to meet the minimum purchase requirements for the applicable Article 7.5(a) or (b) by the last day of any period, ArthroCare has the right to: (i) continue under the terms of the existing Agreement; or (ii) convert the exclusive license granted in Article 2.1 into a non-exclusive distributorship (all other terms, including royalties, and pricing to remain the same except for the minimum annual purchase requirements) without paying a conversion fee or any other fee. ArthroCare will not have the right to terminate the License Agreement if Inamed fails to meet such minimum purchase requirements. If ArthoCare has a backorder of at least sixty (60) days for a Licensed Product during any Period, the minimum purchase requirements for such Period will be reduced by 110% of the total dollar amount of each such backorder in terms of the transfer prices to Inamed as set forth in Exhibit B.

7.       Forecasts: Article 8.3 of the License Agreement will be replaced by the following provision:

8.3           Second Source. In the event that, within any contract year, ArthroCare is

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unable to or fails to meet Inamed’s requirements for an Adverse Quantity of Licensed Products as specified in the then-current forecast for two periods of at least 30 days each, within a period of three months, then Inamed shall have the right to manufacture the Licensed Products itself or purchase the Licensed Products from a second source and Inamed shall not owe ArthroCare the transfer prices described in Exhibit B for any such Licensed Products manufactured by Inamed or a third party; provided, however, that (1) the periods referenced above shall be subject to extension due to Force Majeure as referenced in Article 22.12; and provided that (2) before internally manufacturing or placing a purchase order with any third party for such Licensed Products, Inamed shall notify ArthroCare, and if ArthoCare is capable of meeting Inamed’s requirements within thirty (30) days, Inamed shall resume its exclusive purchase of Licensed Products from ArthroCare subject to this Agreement; and provided that (3) this Article shall not apply to any Licensed Products that have not been placed on Inamed’s forecast pursuant to Article 8.1 at least six (6) months prior to the delivery date of said Licensed Products.  If Inamed internally manufactures the Licensed Products or products or purchases Licensed Products from a second source, then Inamed shall pay to ArthoCare running royalties on the Licensed Products sold by Inamed and not manufactured by ArthoCare pursuant to this Article. The running royalties for Licensed Products shall be the greater of 5% of the transfer price of the Licensed Products as specified in Exhibit B or 5% of the Net Sales of the Licensed Products. In such event, Inamed shall not pay any transfer prices for Licensed Products not manufactured by ArthoCare.

If Inamed obtains the right to manufacture the Licensed Products itself or purchase the Licensed Products from a second source under Article 8.3, and if: (1) ArthoCare is able to fill all such backorders for the Licensed Products ordered by Inamed that led to Inamed’s acquisition of such rights as described above; and (2) ArthoCare builds a one-month inventory of such Licensed Products based on the average volume of such Licensed Products ordered during the preceding ninety (90) day period, then Inamed  will continue to have the right to manufacture the Licensed Products itself or purchase the Licensed Products from a second source; provided that Inamed shall pay increased running royalties for cash Licensed Product not manufactured by ArthoCare. The increased running royalties shall be the greater of 15% of the transfer price of the Disposable Wands as specified in Exhibit B or 15% of the Net Sales of Disposable Wands and the greater of 10% of the transfer price of the Controllers as specified in Exhibit B or 10% of the Net Sales of Controllers.  Notwithstanding the foregoing, the parties acknowledge and agree that they shall cooperate with one another to assure sufficient source of Licensed Products to Inamed and its customers.

8.       Additions: The following articles shall be added to the License Agreement:

7.7           Liposuction Stocking Order Upon receipt of FDA approval to market and sell a liposuction product, Inamed shall make an initial stocking order of at least $500,000 for shipment within ten (10) days after such approval.

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9.8           Royalty Reports ArthroCare recognizes that Inamed may, from time to time, sell Disposal Wand(s) alone, or as part of a bundle, such that the price of the Disposable Wand(s) on the customer invoice does not accurately reflect the economic value directly attributable to the Disposable Wand(s).  In this event, Inamed will maintain accurate internal records of such transactions and provide ArthroCare with royalty reports based on such records, including the number of units sold, the revenue received and the economic value attributed to the Disposable Wand(s).  Such report shall be due on or before the thirtieth (30th) day following the end of the relevant Calendar Quarter and shall be subject to the audit provisions of Article 9.6.  For the purposes of computing earned royalties under Article 5.2, however, the Net Sales of the Disposals Wands shall never be less than 150% of the transfer price as listed in Exhibit B (with the exception of the Plasma Scalpel and the MicroElectrode Dissector).

For the Plasma Scalpel and the MicroElectrode Dissector, for the purposes of computing earned royalties under Article 5.2, the Net Sales of the Disposable Wands shall never be less than 125% of the transfer price as listed in Exhibit B.

10.5         Non-warranty Repairs ArthroCare agrees, upon Inamed’s request to provide repair services for Licensed Products that fall outside of the warranty provisions in Article 10.1 or the warranty periods in Exhibit C.  ArthroCare will provide a budget, for Inamed’s approval, for the direct cost of such repair work on a time and materials basis.  The time will include the fully burdened rate for each employee involved in such work plus 10% of the fully burdened cost.  ArthroCare will sell to Inamed a certain number of Controllers for Inamed’s “loaner pool” at a mutually agreed upon discount price.

9.             Effect of Amendment: This Amendment will be considered a valid and binding modification of the above referenced License Agreement in accordance with Article 22.10 of the License Agreement.  In the event that provisions of the Amendment conflict with provisions of the License Agreement, the Amendment will prevail, and henceforth be considered part and parcel of the License Agreement.  Except as amended herein, all other provisions of the License Agreement remain in full force and effect.  No further amendments or additions to the License Agreement or the Amendment shall be effective unless reduced to writing and executed by the authorized representatives of the parties.

ARTHROCARE CORPORATION		INAMED CORPORATION

By:	/s/ Michael A. Baker	By:	/s/ Ilan K. Reich
Print Name:	/s/ Michael A. Baker	Print Name:	/s/ Ilan Reich

Title:	President & CEO	Title:	President

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[ARTHROCARE CORPORATION LOGO]

LICENSE AND DISTRIBUTION AGREEMENT

This License and Distribution Agreement (the “Agreement”) effective as of January 27, 1999 (the “Effective Date”) is entered into by and between ArthroCare Corporation, on its own behalf and on behalf of its Affiliates (“ArthroCare”), a Delaware corporation having an address at 595 North Pastoria Avenue, Sunnyvale, California 94086, and Collagen Aesthetics, Inc., on its own behalf and on behalf of its Affiliates (“Collagen”), a Delaware corporation having an address at 1850 Embarcadero Road, Palo Alto, California 94303.

BACKGROUND

A.            ArthroCare owns certain Patent Rights (as defined in article 1.21) relating to radio frequency (“RF”) energy;

B.            Collagen is a worldwide leader in marketing products for dermatology, facial plastic surgery, cosmetic and aesthetic surgery;

C.            Collagen desires to obtain a license under the Patent Rights in order to commercialize Licensed Products in the Field, and ArthroCare desires to grant such a license to Collagen, all on the terms and conditions set forth herein; and

D.            ArthroCare shall be Collagen’s exclusive third party contract manufacturer for certain Licensed Products and/or components of such Licensed Products, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1           “Adverse Quantity” shall mean a quantity of Licensed Products greater than $75,000 based on the transfer prices of such Licensed Products described in Exhibit B.

1.2           “Affiliate” means any corporation or other entity which is directly or indirectly controlling, controlled by or under the common control with a party hereto.  For the purpose of this Agreement, “control” shall mean the direct or indirect ownership of at least 50% of the outstanding shares or other voting rights of the subject entity to elect directors, or if not meeting the preceding definition, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists.

1.3           “Alternative Product(s)” shall mean: (1) any product within the scope of a Valid Claim; (2) any laser, electrosurgical, power peel, power abrasion or similarly powered product used in a skin resurfacing procedure; or (3) any laser, electrosurgical, power peel, power abrasion or similarly powered product used in a procedure intended to remove wrinkles.

1.4           “Change in Control” shall mean (i) the sale, lease, exchange or other transfer, directly or indirectly, of substantially all of the assets of one of the parties (in one transaction or in a series of related transaction) to one or more persons or entities that are not affiliates of that party; (ii) the approval by the shareholders of one of the parties of any plan or proposal for its liquidation or dissolution; (iii) a merger or consolidation of one of the parties if the shareholders of that party immediately prior to the effective date of such merger or consolidation have beneficial ownership, immediately following the effective date of such merger or consolidation, of securities of the surviving corporation representing fifty percent (50%) or less of the combined voting power of the surviving corporation's then outstanding securities ordinarily having the right to vote at elections of directors; or (iv) any other change in control of a nature that would be required to be reported pursuant to Section 13 to 15(d) of the Securities Exchange Act of 1934, as amended, whether or not the party is then subject to such reporting requirements.

1.5           “Change in Control Entity” shall mean any company or entity that, at the time of such change in control manufactures, sells or distributes: (1) any RF product within the scope of a patent or patent application owned by or licensed to ArthroCare; (2) any laser, electrosurgical, power peel, power abrasion or similarly powered product used in a skin resurfacing procedure; or (3) any laser, electrosurgical, power peel, power abrasion or similarly powered product used in a procedure intended to remove wrinkles.

1.6           “Co-exclusive ENT License Rights” shall mean a co-exclusive, non-transferable, worldwide license under the Patent Rights and the Trademark Rights, with the right to use, market, sell and distribute Licensed Products in the “ENT Field”. The term “co-exclusive” shall mean that only Collagen and one other party (which may include ArthroCare) shall have such rights.

1.7           “Competent Authority” shall mean an EU Member States’ public officer with jurisdiction to appoint a body to test or audit medical devices for conformity to EU registration laws.

1.8           “Confidential Information” shall mean any: (i) information or material in tangible form disclosed hereunder that is marked as “Confidential” at the time it is delivered to the receiving party; or (ii) information disclosed orally hereunder which is identified as confidential or proprietary when disclosed.

1.9           “Controller(s)” shall mean an RF power supply.

1.10         “Disposable Wand(s)” shall mean medical instruments and components of such medical instruments certain of which may have one or more electrode(s) and electrical connections(s) for coupling the electrode(s) to a Controller.

1.11         “ENT” shall mean ear, nose and throat.

1.12         “ENT Field” shall mean the use of RF technology in dermatology, facial plastic surgery, cosmetic and aesthetic surgery, to the extent permitted by the FDA and other regulatory bodies, to ENT physicians who are members of the American Association of Facial Plastic and Reconstructive Surgeons (“AAFPRS”).

1.13         “Exclusive ENT License Rights” shall mean an exclusive, non-transferable, worldwide license under the Patent Rights and the Trademark Rights, with the right to use, market, sell and distribute Licensed Products in the ENT Field.

1.14         “FDA” shall mean the U.S. Food and Drug Administration.

1.15         “Field” shall mean the use of RF energy in dermatology, cosmetic and aesthetic surgery to the extent permitted by the FDA and other regulatory bodies, to all physicians except for ENT physicians who are members of the American Association of Facial Plastic and Reconstructive Surgeons (“AFFAIRS”).

1.16         “Licensed Product(s)” will mean any product within the scope of a Valid Claim as determined on the date of sale, any product used in practicing a process within the scope of a Valid Claim as determined on the date of sale, or any product produced using any method within the scope of a Valid Claim as determined on the date of sale.

1.17         “Marketing Authorizations” shall mean any regulatory approvals or authorizations required by the FDA, Competent Authority or other regulatory bodies to comply with the laws and regulations of any country or other jurisdiction for sale, marketing and distribution of the Licensed Products.

1.18         “MDA Product(s)” shall mean a product that is designed for use in a cosmetic or aesthetic procedure to remove the stratum corneum layer of the epidermis with minimal collateral damage to the underlying tissue in the epidermis and the dermis.

1.19         “Net Sales”shall mean the invoice price of Licensed Products sold by Collagen to unaffiliated third parties (including sales made in connection with clinical trials), less, to the extent included in such invoice price the total of: (1) ordinary and customary trade discounts actually allowed; (2) credits, rebates and returns (including, but not limited to, wholesaler and retailer returns); (3) freight, postage, insurance and duties paid for and separately identified on the invoice or other documentation maintained in the ordinary course of business, and (4) excise taxes, other consumption taxes, customs duties and compulsory payments to governmental authorities actually paid and separately identified on the invoice or other documentation maintained in the ordinary course of business.  Net Sales shall also include the fair market value of all other consideration received by Collagen in respect of Licensed Products, whether such consideration is in cash, payment in kind, exchange or another form.

1.20         “Notified Body” shall mean that body appointed by a Competent Authority to test or audit medical devices for conformity with EU registration laws.

1.21         “Patent Rights” shall mean all patents and patent applications in the Field owned by or licensed to ArthroCare, including, but not limited to, the patent applications and patents listed on Exhibit A hereto; all priority applications, divisionals, continuations, continuations-in-part, and substitutions thereof; all patent applications and patents relating to improvements thereof; all foreign patent applications corresponding to the preceding applications; and all U.S. and foreign patents issuing on any of the preceding applications, including extension, reissues, and re-examination.  In addition, the term “Patent Rights” includes any and all, inventions, discoveries, know-how, trade secrets, data, information, technology, processes, formulas, drawings, designs, computer programs and licenses of ArthroCare which are necessary or useful for designing, developing, manufacturing, using or selling Licensed Products within the Field, and all amendments, modifications, and improvements to any of the foregoing

1.22         “Potentially Infringing Product(s)” shall mean: (1) any product within the scope of a Valid Claim that is not manufactured by ArthroCare; or (2) an RF product used either in a skin resurfacing procedures or in a procedure or in a procedure intended to remove wrinkles that is not manufactured by ArthoCare.

1.23         “RF”  shall mean radiofrequency.

1.24         “Trademark Rights” shall mean all registered trademarks, trademark applications, common law trademarks, domestic or foreign, to the marks listed in Exhibit E, all foreign trademark applications or registrations corresponding to the preceding applications, and all marks similar thereto.

1.25         “Valid Claim” shall mean any claim of an issued and unexpired patent included within the Patent Rights which has not been held invalid or unenforceable in a final decision of a court of competent jurisdiction and which has not been disclaimed or admitted to be invalid or unenforceable through reissue or otherwise; provided, however, that if the holding of such court is later reversed by a court with overriding authority, the claim shall be reinstated as a Valid Claim with respect to Net Sales made after the date of such final decision.

ARTICLE 2

LICENSE

2.1           Exclusive License Grant. Subject to the terms and conditions of this Agreement, ArthroCare and its Affiliates hereby grant to Collagen and its Affiliates an exclusive, non-transferable, worldwide license under the Patent Rights, to import, have imported, use, offer for sale and sell Licensed Products in the Field.  ArthroCare hereby grants to Collagen and its Affiliates an exclusive, non-transferable, worldwide license under the Trademark Rights to use marks and tradenames within the Trademark Rights in connection with the sale of Licensed Products in the Field.  ArthroCare has existing contracts with distributors in certain countries that must be terminated before ArthroCare can grant Collagen the exclusive license and distribution rights described herein, in these countries.  Specifically, ArthroCare has such contracts with distributors in Taiwan, Switzerland, Spain, Austria, Netherlands, Canada, Korea, Malaysia, Greece, Turkey and the countries of Northern Africa and the Middle East.  As of April 30, 1999, ArthroCare shall grant the exclusive rights and licenses herein to Collagen in Taiwan, Spain, Korea, Malaysia and Austria.  As of July 30, 1999, ArthroCare shall grant the exclusive rights and licenses herein to Collagen in Switzerland.  ArthroCare will work with Collagen and make its best efforts to grant the licenses and rights herein to Collagen in the Netherlands, Canada, Greece, Turkey and the countries of Northern Africa and herein to Collagen in the Netherlands, Canada, Greece, Turkey and the countries of Northern Africa and the Middle East as soon as possible after the signing of a definitive agreement.

2.2           No Implied Rights. Only the licenses granted pursuant to the express terms of this Agreement shall be of any legal force or effect.  No other license rights shall be granted or created by implication, estoppel or otherwise.

2.3           Exclusive to ArthroCare.  Under the exclusive license granted by ArthroCare to Collagen in section 2.1, ArthroCare shall not have the right to import, have imported, use, offer for sale or sell Licensed Products in the Field during the Term of this Agreement and any renewals thereof; provided that ArthroCare shall not have made the election to convert the license into a non-exclusive license pursuant to sections 5.3(f) or 7.5(f).

2.4           ArthroCare’s Existing Distributors. ArthroCare will make its best efforts to grant the licenses and rights herein to Collagen in the Netherlands, Canada, Greece, Turkey, Malaysia, Korea, Spain, Taiwan, Austria, Switzerland and the countries of the Middle East and Northern Africa.  In consideration for Collagen’s global sales and marketing efforts under this Agreement, if ArthroCare is unable to grant the licenses and rights herein in any of these countries by July 30,1999, ArthroCare will, until ArthroCare is able to grant such rights in said countries, pay Collagen a marketing fee on ArthroCare’s product sales in each country.  This marketing fee shall be 25% of ArthroCare’s transfer price to its distributor in each country for all Licensed Products sold in each country, provided that the transfer price from ArthroCare to its distributor minus the marketing fee paid to Collagen shall not be an amount less than 110% of ArthroCare’s fully allocated production cost of such Licensed Product.  For the purposes of this section, Collagen will have the right, at Collagen’s expense, to conduct an audit of ArthroCare’s production costs with an independent auditor, provided that said independent auditor shall maintain the confidentiality of these production costs.  In addition, if ArthroCare reaches a separate agreement with Canderm that will allow ArthroCare to grant the licenses and rights herein to Collagen in Canada, Collagen will share 50% of any costs to ArthroCare, up to a maximum of $50,000, for such settlement.

ARTICLE 3

APPOINTMENT AND AUTHORITY OF COLLAGEN

3.1           Exclusive Distributor.  Subject to the terms and conditions herein, ArthroCare hereby appoints Collagen as ArthroCare’s authorized exclusive worldwide sales distributor for the Licensed Products in the Field, and Collagen hereby accepts such appointment.  Collagen’s sole authority shall be to purchase Licensed Products from ArthroCare and to promote, market and resell such Licensed Products in the Field in accordance with the terms of this Agreement.

3.2           Existing Distributors.  Notwithstanding the rights and licenses granted in Articles 2.1 and 3.1, ArthroCare has existing contracts with distributors in certain countries that must be terminated before ArthroCare can grant Collagen the exclusive license and distribution rights described herein, in these countries.  Specifically, ArthroCare has such contracts with distributors in Taiwan, Switzerland, Spain, Austria, Netherlands, Canada, Korea, Malaysia, Greece, Turkey and the countries of Northern Africa and the Middle East.  ArthroCare shall grant the licenses and rights described herein to Collagen in Taiwan, Spain, Korea, Malaysia and Austria within three months of the Effective Date and in Switzerland, within six months of the Effective Date.  ArthroCare will work with Collagen and make its best efforts to grant the licenses and rights herein to Collagen in the Netherlands, Canada, Greece, Turkey and the countries of Northern Africa and the Middle East as soon as possible after the signing of a definitive agreement.

3.3           Reservation of Rights; No Rights Beyond Licensed Products.  Except as expressly provided in this Article 3, and by the license granted in Article 2, no right, title, or interest is granted, whether express or implied, by ArthroCare to Collagen, and nothing in this Agreement shall be deemed to grant to Collagen rights in any Licensed Products or technology other than the Licensed Products, nor shall any provision of this Agreement be deemed to restrict ArthroCare’s rights to exploit technology, know-how, patents or any other intellectual property rights relating to the Licensed Products outside of the Field.

3.4           Sale Conveys No Right to Manufacture or Copy.  The Licensed Products are offered for sale and are sold by ArthroCare subject in every case to the condition that such sale does not convey any license, expressly or by implication, to manufacture, duplicate or otherwise copy or reproduce any of the Licensed Products.

3.5           Alternative Products.  If at any time during the Term of this Agreement, Collagen itself, or through its distributors, sells Alternative Products that compete with the Licensed Product, ArthroCare shall have the right to terminate this Agreement in accordance with Section 18.2.  ArthroCare recognizes that Collagen already distributes the Alternative Products set forth on Exhibit D and that such Licensed Products are not competitive with the Licensed Products, and the distribution of such Licensed Products will not constitute a breach pursuant to this Section 3.5.  The obligations of Collagen under this Article 3.5 shall remain in force during the entire Term of this Agreement and any extensions thereof, and for a period of one (1) year thereafter.

3.6           MDA Products.  If ArthroCare has not sold an MDA Product to Collagen within eighteen (18) months of the Effective Date, then; (1) Collagen may itself, or through its distributors, manufacture and sell an MDA Product that is not within the scope of a Valid Claim, and this action will not be considered a breach of any section of this Agreement including section 3.5; and if Collagen takes such action, then (2) ArthroCare may manufacture, sell, or license to a third party (exclusively or non-exclusively) the rights to manufacture or sell, an MDA Product that is within the scope of a Valid Claim and this action will not be considered a breach of any section of this Agreement including sections 2.1, 3.1 or 4.1.

ARTICLE 4

ENT RIGHTS

4.1           Exclusive ENT License Rights.  In addition to the above rights and licenses, if ArthroCare is able to, ArthroCare will offer the “Exclusive ENT License Rights” to Collagen.  In such event, Collagen will accept such rights and pay an additional ENT License Fee of $1million to ArthroCare.  This requirement for Collagen to accept such rights will expire on March 31, 1999.  If ArthroCare is able to offer the Exclusive ENT License Rights to Collagen after March 31, 1999 and before March 31, 2001, then Collagen shall have the option to accept the Exclusive ENT License Rights for a period of thirty (30) days after the date ArthroCare offers the Exclusive ENT License Rights to Collagen.  If Collagen exercises this option, Collagen will pay an additional ENT License Fee of $1 million to ArthroCare.  If Collagen does not exercise this option thirty (30) days after the date ArthroCare offers the Exclusive ENT License Rights to Collagen, this option shall expire and Collagen will no longer have any rights under sections 4.1 and 4.2, including the right of first offer described in each of these sections.  If ArthroCare is unable to offer the Exclusive ENT License Rights to Collagen by March 31, 2001, this option will expire.  During the Term of this Agreement, if ArthroCare is able to offer such Exclusive ENT License Rights to Collagen after March 31, 2001, ArthroCare shall notify Collagen and shall allow Collagen to make the first offer to purchase such rights (right of first offer).  If the parties do not mutually agree on the consideration Collagen shall pay ArthroCare for the Exclusive ENT License Rights within thirty (30) days of this notification, ArthroCare shall have the right to offer the Exclusive ENT License Rights to third parties.

If ArthroCare offers the Exclusive ENT License Rights to Collagen by March 31, 1999, the first $500,000 of the ENT License Fee will be paid at the later of the signing of a definitive agreement or the time at which ArthroCare offers such rights.  The second $500,000 of the ENT License Fee will be paid upon Collagen’s placement of 60 Controllers into accounts that would involve use of the Controller by an ENT physician.  If ArthroCare offers the Exclusive ENT License Rights to Collagen after March 31, 1999 and before March 31, 2001, and Collagen exercises its option for these rights as described above, then Collagen shall pay the entire $1 million of the ENT License Fee at the time Collagen exercises its option.

If ArthroCare offers and Collagen accepts the Exclusive ENT License Rights, Collagen will have, in combination with the rights granted in section 2, an exclusive, non-transferable, worldwide license under the Patent Rights and the Trademark Rights, with the right to use, market, sell and distribute Licensed Products to all physicians in the Field and the ENT field.

In addition, if ArthroCare offers and Collagen accepts the Exclusive ENT License Rights, Collagen’s minimum annual royalty payments for Disposable Wands and minimum purchase requirements for the Licensed Products will be increased pursuant to sections 5.3(b) and 7.5(b) respectively.

4.2           Co-exclusive ENT License Rights.  In addition to the above rights and licenses, if ArthroCare is able to, ArthroCare will offer the “Co-exclusive ENT License Rights” to Collagen.  In such event, Collagen will accept such rights and pay an additional ENT License Fee of $500,000 to ArthroCare.  This requirement for Collagen to accept such rights will expire on March 31, 1999.  If ArthroCare is able to offer the Co-exclusive ENT License Rights to Collagen after March 31, 1999 and before March 31, 2001, then Collagen shall have the option to accept the Co-exclusive ENT License Rights for a period of thirty (30) days after the date ArthroCare offers the Co-exclusive ENT License Rights to Collagen.  If Collagen exercises this option, Collagen will pay an additional ENT License Fee of $500,000 to ArthroCare.  If Collagen does not exercise this option thirty (30) days after the date ArthroCare offers the Co-exclusive ENT License Rights to Collagen, this option shall expire and Collagen will no longer have any rights under section 4.1 and 4.2, including the right of first offer described in each of these sections.  If ArthroCare is unable to offer the Co-exclusive ENT License Rights to Collagen by March 31, 2001, this option will expire.  During the Term of this Agreement, if ArthroCare is able to offer such Co-exclusive ENT License Rights to Collagen after March 31, 2001, ArthroCare shall notify Collagen and shall allow Collagen to make the first offer to purchase such rights (right of first offer).  If the parties do not mutually agree on the consideration Collagen shall pay ArthroCare for the Co-exclusive ENT License Rights within thirty (30) days of this notification, ArthroCare shall have the right to offer the Co-exclusive ENT License Rights to third parties.

If ArthroCare offers the Co-exclusive ENT License Rights to Collagen by March 31, 1999, the first $250,000 of the ENT License Fee will be paid at the later of the signing of a definitive agreement or the time at which ArthroCare offers such rights.  The second $250,000 of the ENT License Fee will be paid upon Collagen’s placement of 60 Controllers into accounts that would involve use of the Controller by an ENT physician.  If ArthroCare offers the Co-exclusive ENT License Rights to Collagen after March 31, 1999 and before March 31, 2001, and Collagen exercises its option for these rights as described above, then Collagen shall pay the entire $500,000 of the ENT License Fee at the time Collagen exercises its option.

In addition, if ArthroCare offers and Collagen accepts the Co-exclusive ENT License Rights, Collagen’s minimum annual royalty payments for Disposable Wands and minimum purchase requirements for the Licensed Products will be increased pursuant to sections 5.3(c) and 7.5(c), respectively.

ARTICLE 5

CONSIDERATION

5.1           License Fee.  In partial consideration for the license granted herein, Collagen shall pay ArthroCare a license fee of three and one-half million dollars ($3,500,000) in accordance with the schedule set forth in Section 5.1(b).

(a)           The parties hereto acknowledge and agree that Collagen has paid an ArthroCare has accepted two hundred and fifty thousand dollars ($250,000) of such license fee.

(b)           License Payment Schedule.  Within three (3) days following the Effective Date of this Agreement, Collagen shall make a payment to ArthroCare of seven hundred and fifty thousand dollars ($750,000).  In addition, within thirty (30) days following the achievement by ArthroCare of each of the following milestones, Collagen shall pay to ArthroCare the applicable payments below:

Event	Payment (U.S. $)
(1) FDA approval of a Licensed Product for: general dermatological use for skin resurfacing and wrinkle reduction.	$2 million

(2) Completion of a Disposable Wand designed to compete with an MDA Product, pursuant to a mutually agreed upon specification. This specification will include a mutually agreed upon transfer price from ArthroCare to Collagen.	$500,000

5.2           Royalties.  As additional consideration for the rights and licenses granted by ArthroCare to Collagen herein, Collagen shall pay to ArthroCare running royalties on Disposable Wands sold by Collagen worldwide.  The running royalties for all Disposable Wands sold worldwide shall be the greater of 20% of the Transfer Price of the Disposable Wands as specified in Exhibit B or 20% of the Net Sales of Disposable Wands, payable within forty-five (45) days after the close of a calendar quarter in which the Disposable Wands are sold or otherwise distributed by Collagen.

(a)           Rebates.  In the event that Collagen’s sales of Licensed Products are being adversely affected by a Potentially Infringing Product, the parties will work together to ensure that Collagen maintains its current market share.  In such event, if Collagen is required to reduce the sales price of any Licensed Product below the Discount Price of the Licensed Product as defined below, ArthroCare will agree, by reducing the transfer prices to Collagen of the relevant Licensed Products, to share fifty percent (50%) of any discount below the Discount Price

Collagen must make in order to maintain such market share; provided that Collagen provides written documentation of a commitment by a customer to purchase Licensed Products at such discounted price.  The Discount Price shall be 250% of the transfer price of Disposable Wands and 200% of the transfer price of Controllers as listed in Exhibit B.  ArthroCare’s share of any such discount will be paid to Collagen in cash or credit at ArthroCare’s discretion.

Notwithstanding the above, ArthroCare will only be required to provide a maximum discount of USD twenty-five (25) per Disposable Wand and USD fifteen hundred (1,500) per Controller, and ArthroCare will not be required to discount any Licensed Product below 110% of the fully allocated production cost of the Licensed Product.  For the purposes of this section, Collagen will have the right, at Collagen’s expense, to conduct an audit of ArthroCare’s production costs with an independent auditor, provided that said independent auditor shall maintain the confidentiality of these production costs.

5.3           Minimum Royalties.

(a)           If ArthroCare does not offer to Collagen either the Exclusive ENT License Rights or the Co-exclusive ENT License Rights pursuant to sections 4.1 and 4.2, respectively, then, in addition to the license payments made by Collagen pursuant to Section 5.1, Collagen’s minimum annual royalty payments for the Licensed Products (wherein the first Period (Year 1) commences the day after completion by ArthroCare of the first milestone (1) in Article 5.1) for each Period will total at least the following:

Period

Minimum Annual Royalty

Year 1	$0.3 million
Year 2	$0.6 million
Year 3	$0.9 million
Year 4	$1.2 million
Year 5	$1.5 million

(b)           If ArthroCare offers to Collagen, and Collagen accepts, the Exclusive ENT License Rights pursuant to section 4.1, then, in addition to the license payments made by Collagen pursuant to Section 5.1, Collagen’s minimum annual royalty payments for the Licensed Products (wherein the first Period (Year 1) commences the day after completion by ArthroCare of the first milestone (1) in Article 5.1) for each period will total at least the following:

Period

Minimum Annual Royalty

Year 1	$0.35 million
Year 2	$0.69 million
Year 3	$1.04 million
Year 4	$1.38 million
Year 5	$1.73 million

(c)           If ArthroCare offers to Collagen, and Collagen accepts, the Co-exclusive ENT License Rights pursuant to section 4.2, then, in addition to the license payments made by Collagen pursuant to Section 5.1, Collagen's minimum annual royalty payments for the Licensed

Products (wherein the first Period (Year 1) commences the day after completion by ArthroCare of the first milestone (1) in Article 5.1) for each Period will total at least the following:

Period

Minimum Annual Royalty

Year 1	$0.32 million
Year 2	$0.63 million
Year 3	$0.95 million
Year 4	$1.26 million
Year 5	$1.58 million

(d)           After year 5, the minimum annual royalty payment for the applicable section 5.3(a), (b) or (c) will increase by 5% each year thereafter.

(e)           In the event the Agreement is renewed pursuant to Section 18.1, the minimum annual royalty for each renewal year will be mutually agreed upon in writing by the parties.  If the new minimums cannot be agreed upon by the parties, an arbitrator will be appointed by the parties to determine the new minimums according to Article 21.

(f)            In the event Collagen fails to meet the minimum royalty amount of the applicable section 5.3(a), (b) or (c) by the last day of any Period, Collagen shall pay ArthroCare, within thirty (30) days, the difference between the minimum royalty and the royalties actually paid during such year.  In the event Collagen fails to pay the minimum royalties in any Period, then ArthroCare has the right to: (i) continue under the terms of the existing Agreement; or (ii) convert the exclusive licenses granted in Sections 2.1 and 4.1 into non-exclusive licenses, and the exclusive distributorship granted in Section 3.1 into a non-exclusive distributorship (all other terms, including royalties, minimums and pricing to remain the same) without paying a conversion fee or any other fee.

ARTICLE 6

MOST FAVORED NATION PRICING

ArthroCare represents and warrants that it will provide “Most Favored Nation Pricing” to Collagen during the course of this agreement.  For the purposes of this Agreement  Most Favored Nation Pricing shall mean that, if the overall prices (including transfer prices, royalties and/or other profit sharing formulas) for Licensed Products that ArthroCare has with any distributors of dermatology, facial plastic surgery, cosmetic or aesthetic surgery products become more favorable to said distributors than the overall prices of like products to Collagen under this agreement, ArthroCare will adjust the overall prices of said like products to Collagen, such that these prices are the same as, or more favorable to Collagen than to the distributors.

ARTICLE 7

MANUFACTURE; PRUCHASE OF LICENSED PRODUCTS

7.1           Product Manufacture.  ArthroCare shall manufacture and sell to Collagen, and Collagen agrees to exclusively purchase from ArthroCare, Collagen’s requirements for Licensed Products in the Field.  ArthroCare will manufacture Licensed Products in accordance with ISO 9000 Standards, EN 46000 Standards, FDA Quality Systems Regulations (including Current Good Manufacturing Practices), and requirements of the Medical Device Directives (“MDD”) and the then-current product specifications, as may be modified from time to time by the mutual written consent of the parties hereto.

7.2           Product Development.  During the Term of this Agreement, ArthroCare, at its expense and initiative, will continue to pursue clinical studies and product development efforts in collaboration with Collagen.  ArthroCare shall supply Collagen with any improvements and upgrades to the Licensed Products developed by ArthroCare for use in the Field.  ArthroCare agrees that any substantial change to the Licensed Products during the Term shall be subject to Collagen’s prior written approval, which shall not be unreasonably withheld.  If Collagen requests additional product development beyond ArthroCare’s planned efforts, ArthroCare will provide a budget, for Collagen's approval, for the direct cost of such product development on a time and materials basis.  The time will include the fully burdened rate for each employee involved in such work plus 10% of the fully burdened cost to account for overhead.  ArthroCare agrees to supply Collagen documentation or information as requested for such changes to the Licensed Products in meeting regulatory compliances.

7.3           Terms and Conditions.  All product purchases hereunder shall be subject to the terms and conditions of this Agreement.  Unless otherwise agreed in writing, nothing contained in any purchase order or other document submitted pursuant to this Agreement shall in any way modify or add to the terms and conditions in this Agreement.

7.4           Order and Acceptance.  All orders shall be by means of signed written purchase orders, sent to ArthroCare at ArthroCare’s address for notice hereunder and requesting a delivery date that is consistent with the Forecasts and not less than thirty (30) days after ArthroCare’s receipt of such purchase order.  Orders may initially be placed by telephone or telecopy, provided that a signed written confirming purchase order is received by ArthroCare within ten (10) days after such telephonic or telegraphic order.  ArthroCare shall use reasonable best efforts to fulfill purchase orders submitted in accordance with ArthroCare’s lead times, it being understood that no purchase order shall be binding upon ArthroCare until accepted by ArthroCare by telecopy or in writing, and ArthroCare shall have no liability to Collagen with respect to purchase orders that are not accepted.  ArthroCare shall acknowledge each Order in writing within 10 business days of receipt.  By written notice given within such 10-day period, ArthroCare may reject any Order, but only to the extent that the Order exceeds the applicable, then-current Forecast, consistent with Section 8.1. Notice of rejection must be given within 10 days to Collagen by telex or fax, followed by notification in writing.  Once an Order is accepted by ArthroCare, Collagen may cancel or reschedule such Order only with approval of ArthroCare.

7.5           Minimum Purchase Requirements.

(a)           If ArthroCare does not offer to Collagen either the Exclusive ENT License Rights or the Co-exclusive ENT License Rights pursuant to sections 4.1 and 4.2, respectively, then, in addition to the minimum royalty payments made by Collagen pursuant to Section 5.3, Collagen’s minimum annual purchase requirements for the Licensed Products (wherein the first Period (Year 1) commences the day after completion by ArthroCare of the first milestone (1) in Article 5.1) for each Period will total at least the following:

Period

Minimum Purchase Requirements

Year 1	$0.6 million
Year 2	$1.5 million
Year 3	$2.0 million
Year 4	$2.5 million
Year 5	$3.0 million

(b)           If ArthroCare offers to Collagen, and Collagen accepts, the Exclusive ENT License Rights pursuant to section 4.1, then, in addition to the minimum royalty payments made by Collagen pursuant to Section 5.3, Collagen’s minimum annual purchase requirements for the Licensed Products (wherein the first Period (Year 1) commences the day after completion by ArthroCare of the first milestone (1) in Article 5.1) for each Period will total at least the following:

Period

Minimum Purchase Requirements

Year 1	$0.69 million
Year 2	$1.73 million
Year 3	$2.30 million
Year 4	$2.88 million
Year 5	$3.45 million

(c)           If ArthroCare offers to Collagen, and Collagen accepts, the Co-exclusive ENT License Rights pursuant to section 4.2, then, in addition to the minimum royalty payments made by Collagen pursuant to Section 5.3, Collagen’s minimum annual purchase requirements for the Licensed Products (wherein first Period (Year 1) commences the day after completion by ArthroCare of the first milestone (1) in Article 5.1) for each Period will total at least the following:

Period

Minimum Purchase Requirements

Year 1	$0.63 million
Year 2	$1.58 million
Year 3	$2.10 million
Year 4	$2.63 million
Year 5	$3.15 million

(d)           After year 5, the minimum annual purchase requirements for the applicable section 7.5(a), (b) or (c) will increase by 5% each year thereafter.

(e)           In the event the Agreement is renewed pursuant to Section 18.1. the minimum annual purchase requirements for each renewal year will be mutually agreed upon in writing by the parties.  If the new minimums cannot be agreed upon by the parties, an arbitrator will be appointed by the parties to determine the new minimums according to Article 21.

(f)            In the event Collagen fails to meet the minimum purchase requirements for the applicable section 7.5(a), (b) or (c) by the last day of any Period, ArthroCare has the right to: (i) continue under the terms of the existing Agreement; or (ii) convert the exclusive licenses granted in Sections 2.1 and 4.1 into non-exclusive licenses, and the exclusive distributorship granted in Section 3.1 into a non-exclusive distributorship (all other terms, including royalties, minimums and pricing to remain the same) without paying a conversion fee or any other fee.  If ArthroCare has a backorder of at least sixty (60) days for a Licensed Product during any Period, the minimum purchase requirements for each Period will be reduced by 110% of the total dollar amount of each such backorder in terms of the transfer prices to Collagen as set forth in Exhibit B.

7.6           Collagen’s Initial Stocking Order.  Collagen has made an initial stocking order of approximately $1 million of Licensed Products on December 31, 1998.  At Collagen’s request and at ArthroCare’s expense, ArthroCare shall relabel the Licensed Products within this stocking order according to Collagen’s specifications and terms and conditions of this Agreement.

ARTICLE 8

FORECASTS; NO BACKORDERS

8.1           Forecasts.  Commencing no later than thirty (30) days after the achievement by ArthroCare of milestone one (1) in section 5.1(b), Collagen shall furnish ArthroCare a 6-month Forecast with estimated purchase dates and quantities of Licensed Products, and shall deliver an updated forecast on a rolling basis on the first day of each month.  Such forecasts shall include monthly delivery schedules.  Based on the then current Forecast, ArthroCare will maintain in production capability and adequate materials and labor to meet the forecasted monthly delivery schedule for Licensed Products.  ArthroCare shall release Licensed Products in accordance with the delivery schedule set forth on the then current Forest; provided, however, that: (a) Collagen may make changes to the delivery schedule and the quantities requested on the then current Forecast at any time up to 60 days prior to a scheduled delivery; (b) in the event that Collagen desires to increase the volume of any Licensed Products on an Order with less than 60 days notice to ArthroCare, ArthroCare shall use its best efforts to supply such increased volume of Licensed Products; and (c) ArthroCare shall not be required to accept any Order for a Licensed Product to the extent that it is based on a forecast that shows an increase in the volume of Licensed Product ordered that exceeds 25% of the average volume of such Licensed Product ordered during the preceding 90-day period; provided that (c) shall not apply to the three months following the Effective Date.  Collagen may place additional, unforecasted Orders for Licensed

 Products subject to ArthroCare’s acceptance, which acceptance shall not be unreasonably withheld.  Such Forecasts shall create a firm commitment on Collagen to purchase and on ArthroCare to manufacture and supply Licensed Products according to the forecast for the upcoming two calendar months of such Forecast and shall be accompanied by an Order for such purchases, but shall not create a binding obligation on Collagen or ArthroCare for the remainder of such 6-month period.

8.2           No Backorders.  ArthroCare shall plan production schedules and provide the Licensed Products, without backorders, in accordance with the Orders, to the extent that such Orders are consistent with the then current forecast.  At all times during the term of this Agreement, ArthroCare shall maintain not less than a one-month inventory of each Licensed Product, calculated based on the previous three month’s purchases of such Licensed Products; provided that initial required stock levels shall be based on Collagen’s initial forecast.

8.3           Second Source.  In the event that, within any contract Year, ArthroCare is unable to or fails to meet Collagen’s requirements for an Adverse Quantity of Licensed Products as specified in the then-current forecast for two periods of at least 30 days each, within a period of three months, then Collagen shall have the right to manufacture the Licensed Products itself or purchase the Licensed Products from a second source and Collagen shall not owe ArthroCare the transfer prices described in Exhibit B for any such Licensed Products manufactured by Collagen or a third party; provided, however, that: (1) the periods referenced above shall be subject to extension due to Fore Majeure as referenced in Section 22.12; and provided that (2) before internally manufacturing or placing a purchase order with any third party for such Licensed Products, Collagen shall notify ArthroCare, and if ArthroCare is capable of meeting Collagen’s requirements within thirty (30) days, Collagen shall resume is exclusive purchase of Licensed Products from ArthroCare subject to this Agreement; and provided that (3) this section shall not apply to any Licensed Products that have not been placed on Collagen’s forecast pursuant to Section 8.1 at least six (6) months prior to the delivery date of said Licensed Products.  If Collagen internally manufactures the Licensed Products or purchases Licensed Products from a second source, then Collagen shall pay to ArthroCare running royalties on the Licensed Products sold by Collagen and not manufactured by ArthroCare pursuant to this section.  The running royalties for Licensed Products shall be the greater of 10% of the transfer price of the Licensed Products as specified in Exhibit B or 10% of the Net Sales of the Licensed Products.  In such event, Collagen shall not pay any transfer prices for Licensed Products not manufactured by ArthroCare.

If Collagen obtains in the right to manufacture the Licensed Products itself or purchase the Licensed Products from a second source under section 8.3, and if: (1) ArthroCare is able to fill all such backorders for the Licensed Products ordered by Collagen that led to Collagen’s acquisition of such rights as described above; and (2) ArthroCare builds a non-month inventory of such Licensed Products based on the average volume of such Licensed Products ordered during the preceding ninety (90) day period, then Collagen will continue to have the right to manufacture the Licensed Products itself or purchase the Licensed Products from a second source; provided that Collagen shall pay increased running royalties for each Licensed Product not manufactured by ArthroCare.  The increased running royalties shall be the greater of 30% of the transfer price of the Disposable Wands as specified in Exhibit B or 30% of the Net Sales of

Disposable Wands and the greater of 20% of the transfer price of the Controllers as specified in Exhibit B or 20% of the Net Sales of Controllers.  Notwithstanding the foregoing, the parties acknowledge and agree that they shall cooperate with one another to assure sufficient source of Licensed Products to Collagen and its customers.

ARTICLE 9

PAYMENTS

9.1           Prices.  All prices shall be F.C.A. ArthroCare’s facility currently located at the address listed for ArthroCare at the beginning of this Agreement (“F.C.A. Point”). ArthroCare may, upon thirty (30) days’ notice to Collagen, designate another facility as the F.C.A. Point.  The difference between Collagen's purchase price and Collagen’s price to its Customers shall be Collagen’s sole remuneration for the sale of the Licensed Products shall be forth in Exhibit B attached hereto.  Collagen’s sales prices to its customer shall be subject to Collagen’s sole discretion.

9.2           Taxes.  Collagen’s purchase shall not include any government taxes (including, without limitation, sales, use, excise, withholding, and value-added taxes) or duties imposed by any governmental agency that are applicable to the export, import, license or purchase of the Licensed Product (other than taxes on the income of ArthroCare), and Collagen shall bear all such taxes and duties.  When ArthroCare has the legal obligation to collect and/or pay such taxes, the appropriate amounts shall be added to Collagen’s invoice and paid by Collagen, unless Collagen provide ArthroCare with a valid tax exemption certificate authorized by the appropriate taxing authority.

9.3           Invoicing. ArthroCare shall submit an invoice to Collagen upon the shipment of each Licensed Product ordered by Collagen.  Each such shall state Collagen’s aggregate and unit purchase price for Licensed Products in a given shipment, plus any freight, taxes or other costs incident to the purchase or shipment initially paid by ArthroCare but to be borne by Collagen hereunder.

9.4           Payments and Terms.  Collagen shall make payments to ArthroCare under this Agreement by wire transfer or check in United States dollars in immediately available funds to a bank designated by ArthroCare.  Payments shall be made (i) in the case of Collagen purchases of Licensed Products, net thirty (30) days after the date of invoice and (ii) in the case of running royalties, net forty-five (45) after the last day of each quarter.  Collagen shall use its best efforts to submit a royalty schedule to ArthroCare for preceding quarter within ten (10) days after the last day of such quarter.

9.5           Shipping.  All Licensed Products delivered pursuant to the terms of this Agreement shall be suitably packed for shipment in ArthroCare’s standard shipping cartons, marked for shipment at Collagen’s address set forth above (unless otherwise agreed in writing by both parties), and delivered to Collagen or its carrier agent at the F.C.A. Point, at which time risk of loss shall pass to Collagen.  The Licensed Products will be produced to the final saleable form with Collagen's trade address, tradenames, and all language compliant labeling, instructions for use and carton labeling affixed by ArthroCare.  Unless otherwise instructed in writing by Collagen, ArthroCare shall select the carrier.  Collagen agrees to undertake all import formalities required to import the Licensed Products into the territory.  All customs, freight, insurance, and other shipping expenses, as well as any special packing expense, shall be paid by Collagen.  Collagen shall also bear all applicable taxes, duties, and similar charges that may be assessed against the Licensed Products after delivery to the carrier at the F.C.A. Point.  All shipments and freight charges shall be deemed correct unless ArthroCare receives from Collagen, no later than forty-five (45) days after shipping date of a given shipment, a written notice specifying the shipment, the purchase order number, and the exact nature of the discrepancy between the order and shipment or discrepancy in the freight cost, as applicable.

9.6           Records: Audit.  Collagen shall keep complete, true and accurate books of account and records for the purpose of determining the amounts payable under Article 5 and Exhibit B.  Such books and records shall be kept at Collagen’s principal place of business for at least three (3) years following the end of the calendar quarter to which they pertain.  Such records will be open for inspection during such three (3) year period by a representative or agent of ArthroCare for the purpose of auditing sales and inventory records and for verifying the amounts payable under Article 5.  Upon prior written notice, Collagen shall provide reasonable access to such records during the normal business hours at Collagen’s business locations, no more than twice each calendar year.

9.7           Returns.  Except as set forth in Section 10.3, Collagen may return Licensed Products only with ArthroCare’s prior written approval.  Licensed Products returned to ArthroCare other than under Section 10.3 shall be returned F.C.A. the destination point designated by ArthroCare and shall be subject to a restocking fee in an amount equal to ten percent (10%) of the price paid by Collagen to ArthroCare for such Licensed Products computed in accordance with Exhibit B.

ARTICLE 10

WARRANTY

10.1         Standard Limited Warranty. ArthroCare warrants to Collagen that, subject to the exclusions set forth in Section 10.2 below, at the time of shipment, the Licensed Products (i) shall be substantially free from defects in material and workmanship for the applicable warranty period as set forth in Exhibit C hereto; and (ii) shall have been manufactured in accordance with Current Good Manufacturing Practices (“CGMP”).  Collagen’s exclusive remedy and ArthroCare’s sole liability for breach of the foregoing warranty shall be remedy set forth in Section 10.3.  All defective Licensed Products shall be returned to ArthroCare in accordance with Section 10.3.  Collagen shall not pass on to its Customers a warranty or limitation of liability which its more protective of such Customers than the warranty (including the limited remedy and exclusions) set forth in this Article 10 and the limitation of liability set forth in Article 19.

10.2         Warranty Limitation.  The warranties in Section 10.1 are contingent upon proper use of Licensed Products in the applications for which they were intended, and ArthroCare makes no warranty (express, implied or statutory) for Licensed Products or spare parts that have been modified or altered in any manner by anyone other than ArthroCare, or to defects caused (i) through no fault of ArthroCare during the shipment to or from Collagen; (ii) by the use or operation in an application or environment other than that intended or recommended by ArthroCare; (iii) by service by anyone other than employees of, or persons approved in writing by, ArthroCare; or (iv) by accident, negligence, misuse, or unusual physical or electrical stress. ArthroCare shall not be liable for misbranding with respect to any product labeling or package insert text provided or used by Collagen, or any translation thereof.

10.3         Return of Defective Product.  In the event that any Licensed Product purchased by Collagen from ArthroCare fails to conform to the warranty set forth in Section 10.1, ArthroCare’s sole and exclusive liability and Collagen’s exclusive remedy shall be, at ArthroCare sole election, to repair or replace the Licensed Products, provided that Collagen promptly notifies ArthroCare in writing that such Licensed Products failed to conform and furnishes a detailed explanation of any legal nonconformity and requests a return material authorization number.

10.4         Exclusion of Other Warranties.  Except for the limited warranty provided in section 10.1 above, ArthroCare grants no other warranties or conditions, express or implied, by statute, in any communications with Collagen or the customer, or otherwise, regarding the Licensed Products, their fitness for any purposes, their quality or their merchantability.

ARTICLE 11

ADDITIONAL OBLIGATIONS OF COLLAGEN

11.1         Registration, Licenses and Permits. ArthroCare, at ArthroCare’s expense, shall obtain all Marketing Authorizations required for sale and distribution of the Licensed Products.  With the exception of these Marketing Authorization, Collagen, at Collagen’s expense, shall obtain all other regulations, licenses and permits (such as import licenses and the like) required by any country or other jurisdiction for sale and distribution of the Licensed Products.  All such Marketing Authorizations, registrations, licenses and permits, whether obtained by ArthroCare or Collagen, shall be obtained in ArthroCare’s name, if allowed by the law of the relevant jurisdiction.  Collagen shall provide to ArthroCare complete copies of all applications, and all registrations, licenses and permits obtained therefrom relating to the Licensed Products.  Upon the expiration, cancellation, or termination of this Agreement, all Marketing Authorizations, registrations, approvals, and government authorizations shall be transferred and delivered to, and shall inure to the benefits of ArthroCare or its designee, to the extent that this is permissible under applicable law.

11.2         Product Complaints.

(a)           Collagen will receive locally, and promptly investigate and monitor, all Customer complaints and/or correspondence concerning the use of the Licensed Products worldwide.  Collagen will maintain complaints files during the course of this Agreement, its extensions and for a period of 5 years thereafter.

(b)           Collagen advise ArthroCare of all complaints relating to the Licensed Products as promptly as possible but no more than two (2) business days following the date Collagen receives such complaint.  In addition, within fifteen (15) calendar days following the date Collagen receives such complaint, Collagen shall also provide ArthroCare with a written pt electronic report of such complaint.  Upon ArthroCare’s request, Collagen shall either: (1) investigate and gather ant reasonable additional information regarding such complaints that is requested by ArthroCare; or (2) provide ArthroCare with the relevant Customer names, phone numbers and/or addresses so that ArthroCare may gather this information.  Any notice to ArthroCare under this section 11.2 shall be sent via facsimile and overnight delivery service to the attention of ArthroCare’s Vice President of Quality and Regulatory Affairs at (408) 736-0224 or such other address or person as ArthroCare may designate by notice.  Collagen shall also provide to ArthroCare a written quarterly listing of Customer and/or regulatory complaints received by Collagen during the previous quarter.

(c)           Any and all MDR (FDA CFR §§ 803,804) near incident or incident (per EC Vigilance requirements) complaints reporting shall be mutually reviewed prior to submission of the same to the FDA or Competent Authority. ArthroCare’s decision to file adverse incident reports shall be final and any such reports shall be reported in ArthroCare’s name.  Any reports of substantial unanticipated adverse effects for injury or potential injury by the Licensed Products shall be reported to the other party within seven (7) days.

11.3         Corrections, Withdrawals, and Alert Notices.  In the event that ArthroCare is required by any regulatory agency to recall the Licensed Products or if ArthroCare voluntarily initiates a correction, withdrawal of alert notice for the Licensed Products, Collagen shall, at ArthroCare’s expense, cooperate with and assist ArthroCare in locating and retrieving, if necessary, the recalled Licensed Products from the Customers. ArthroCare shall give prompt notice to Collagen of any such correction, withdrawal or alert notice, along with the details of the concern and instructions for the recall.  Except as required by applicable law, Collagen shall not initiate any correction, withdrawal or alert notice without the prior written consent of ArthroCare.

11.4         Materials.  Collagen shall, from time to time, copy ArthroCare on Collagen’s Green Sheet of Claims for ArthroCare’s Licensed Products.  Collagen represents that such Green Sheet of Claims will be consistent with any and all promotional, advertising and educational materials and programs, package data sheets, and other literature relating to the Licensed Products.  Collagen warrants and represents to ArthroCare that all such promotional, advertising and educational materials and programs, package data sheets, and other literature relating to the Licensed Products shall be consistent with the current Marketing Authorizations or other regulatory approvals.  During the Term of this Agreement, ArthroCare will have the right, at

ArthroCare’s expense, to conduct an audit of Collagen’s promotional material for the sole purpose of determining whether such promotional material complies with this section.

11.5         Product Packaging and Labeling.  ArthroCare shall, at ArthroCare’s expense, provide with the Licensed Products, any labels, instructions for use and other support materials used in connection with the sale of the Licensed Products within the United States.  ArthroCare shall, at Collagen’s expense, provide with the Licensed Products translations of any labels, instructions for use, and other support materials used in connection with the sale of the Licensed Products outside of the United States.  Collagen shall not repackage Licensed Products supplied to Collagen by ArthroCare hereunder without the prior written consent of ArthroCare.  In addition, except for the addition of information required by applicable laws and regulations, Collagen shall not relabel Licensed Products supplied to Collagen by ArthroCare hereunder without the prior written consent of ArthroCare.

11.6         Proprietary Notices.  Collagen shall not remove, alter, cover or obfuscate any logo, trademark notice or other proprietary rights notices placed or embedded by ArthroCare on or in any package or any of the items contained therein.

11.7         Reporting Requirements.  Pursuant to the FDA’s medical device reporting (MDR) Regulations, ArthroCare may be required to report to the FDA information that reasonably suggests that a Licensed Product may have caused or contributed to death or serious injury or has malfunctioned and that the device would be likely to cause or contribute to death or serious injury if the malfunction were to recur.  The parties hereto agree to supply to the other any such information twenty-four (24) hours after becoming aware of it so that each can comply with governmental reporting requirements.  In the event that ArthroCare is required by any regulatory agency to correct or withdraw the Licensed Products or if ArthroCare voluntarily initiates such correction or withdrawal, Collagen shall cooperate with and assist ArthroCare in locating and retrieving if necessary, the recalled Products from Collagen’s customers.  Collagen shall maintain all records of Licensed Products sales to customer by lot number, and/or serial number in the event of a Licensed Product recall or other quality related issue.  Collagen shall only be required to make such sales records available to ArthroCare in the event of a Product correction, withdrawal, alert notice or other quality related issue.

ARTICLE 12

ADDITIONAL OBLIGATIONS OF ARTHROCARE

12.1         Promotional Materials.  ArthroCare shall make available to Collagen English language samples of promotional support materials, in quantities deemed reasonable by ArthroCare, at ArthroCare’s standard charges to distributors for such items.  Such materials shall include, without limitation, marketing and technical information concerning the Licensed Products, brochures, advertising literature, and other product data.

12.2         Telephone Marketing and Technical Support.  ArthroCare shall provide a reasonable level of telephone marketing and technical support to employees of Collagen who have been trained by ArthroCare and/or customers of Collagen to answer Collagen’s questions related to Licensed Products.  ArthroCare agrees to inspect any Licensed Product delivered by Collagen and to report within reasonable time whether repair is possible and the materials, time and cost necessary for such repair.  Upon Collagen’s request, ArthroCare shall use best efforts to repair the Licensed Product.  This repair shall be at Collagen’s cost (including shipping expenses) unless such repair falls under ArthroCare’s limited warranty in section 11.1.  All such warranty repairs and all service or maintenance repairs shall be performed to meet and conform to current or latest revisions of the product specifications.

12.3         Books and Records.   ArthroCare agrees to keep documented records of all repairs and servicing provided by ArthroCare by product number, serial number, and description of each Licensed Product and to identify the type of repair or service completed on the Licensed Product, inclusive of the name of the individual servicing, the date of the service/repair, and test and inspection data as required by 21 C.F.R. § Section 820.200.  During the Term and for one (1) year thereafter, Collagen shall have the right during normal business hours and upon five (5) days’ prior written notice to audit such records for the sole purpose of determining that ArthroCare is meeting such obligations.

12.4         Registrations, Licenses and Permits.

(a)           ArthroCare shall maintain all regulatory approvals in ArthroCare’s name for the marketing of the Licensed Products for the Term of this Agreement.

(b)           ArthroCare will maintain the “Technical File” required by MDD 93/42 EEC (Medical Device Directives), design history records, device master records, and history records, and the quality system records for the Licensed Products for the period of time required by the directives of its Notified Body and other regulatory agencies requirements.

(c)           ArthroCare will maintain for the period of this Agreement and its extensions a certified quality system in compliance with and maintain certifications with its Notified Body for valid standing to CE conformity of its manufacturing facility and the Licensed Products.  ArthroCare shall use best efforts to supply to Collagen the information necessary to fulfill any request by the EC Competent Authority or Notified Body to Collagen for information contained in the records within the requested time period.  Changes in Specifications, manufacturing, including change of sterilization process or provider, labeling, or packaging agreed to by Collagen and ArthroCare may result in amendments to the Technical File.  ArthroCare will provide to Collagen a copy of any FDA or other regulatory agency correspondence within seven (7) days of receipt that is directly relating to the Licensed Products which are reasonably necessary to Collagen’s performance under this Agreement or which could adversely affect Collagen or its Customers.

(d)           ArthroCare understands that Collagen or any government regulatory agency or third party observers may send representatives to ArthroCare’s facility to observe, inspect and audit the production facilities related to the Licensed Products.  ArthroCare will allow such representatives reasonable access to all manufacturing facilities and records for the Licensed Products so as to ensure applicable regulations are in compliance. Collagen will provide at least ten (10) days advance notice of such observation and provide the names, meeting agenda and provide proper identification of such representatives.  ArthroCare will use reasonable commercial efforts to correct any material non-compliance brought to its attention as a result of such inspections and audits.  ArthroCare also agrees, during the Term of this Agreement, to allow Collagen access to all clinical and pre-clinical data involving the Licensed Products for use in the Field.  Collagen understands that ArthroCare or any government regulatory agency or third party observers may send representatives to Collagen's facility to observe, inspect and audit promotional, advertising and educational materials and programs, and other literature relating to reasonable access to all such promotional literature for the Licensed Products so as to ensure applicable regulations are in compliance.  ArthroCare will provide at least ten (10) days advance notice of such observation and provide the names, meeting agenda and provide proper identification of such representatives.  Collagen will use reasonable commercial efforts to correct any material non-compliance brought to its attention as a result of such inspections and audits.

ARTICLE 13

ADDITIONAL COVENANTS OF ARTHROCARE

13.1         Financial Statements. From time to time as requested by Collagen (but not more frequently than once per calendar year), ArthroCare will provide Collagen with copies of audited financial statements and such other information reasonably requested by Collagen to demonstrate ArthroCare’s financial ability to perform under this Agreement.  From time to time as requested by ArthroCare (but not more frequently than once per calendar year), Collagen will provide ArthroCare with copies of audited financial statements and such other information reasonably requested by ArthroCare to demonstrate Collagen’s financial ability to perform under this Agreement.  All information provided to either party under this Section 13.1 will be treated confidentially, unless such information is otherwise publicly available.

13.2         Exclusivity. Unless otherwise agreed by the parties, during the term of this Agreement, ArthroCare shall not be involved with the design, manufacture and/or sale, to or on behalf of any other person or entity, of any Licensed Products intended for use in procedures in the Field.

13.3         ArthroCare’s Assets. With the exception of standard financing mechanisms, ArthroCare shall not sell, transfer, assign, pledge, grant a security interest in, or otherwise encumber or allow any third party to obtain an interest in, any prints, designs, tools, fixtures, raw materials, moldings or other equipment used or useful in manufacturing and/or supplying the Products without giving Collagen at least sixty (60) days prior written notice.

ARTICLE 14

INTELLECTUAL PROPERTY

14.1         Enforcement.  In the event that any Patent Right necessary for use and sale of a Licensed Products is infringed or misappropriated by a third party in any country or is subject to a declaratory judgment action arising from such infringement or misappropriation in such country, or is the subject of an interference, re-examination, reissue or opposition proceeding, the party becoming aware thereof shall promptly notify the other party hereto.  ArthroCare shall have the initial right (but not the obligation), at its expense, to bring suit to abate any infringement or misappropriation of the Patent Rights, using counsel of its choice.  In addition, ArthroCare shall have the obligation, at its expense, to take action to abate any commercially significant infringement or misappropriation of the Patent Rights.  In the event that ArthroCare fails to initiate a suit to enforce such Patent Rights against a commercially significant infringement in the Field by a third party within one hundred and eighty (180) days, Collagen may initiate such suit to abate such infringement or misappropriation, and the parties shall equally share the expenses associated therewith; provided, Collagen may not enter into any settlement without the prior consent of ArthroCare, may not make any statement which admits that any of the Patent Rights or other intellectual property licensed to Collagen pursuant to this Agreement are invalid or unenforceable; and provided that, if ArthroCare informs Collagen, prior to the end of the one hundred and eighty (180) day period, that ArthroCare is pursuing settlement negotiations with the third party, Collagen will not have the right to initiate such suit until such settlement negotiations have concluded.  If Collagen initiates a suit under this section, ArthroCare shall cooperate with, and provide reasonable support to, Collagen’s counsel, including providing ArthroCare personnel or a reasonable amount of deposition testimony or expert assistance, and, if requested by Collagen, provide copies of all documents related to such suit. The party involved in any such claim, suit or preceding, shall keep the other party hereto reasonably informed of the progress of any such claim, suit or proceeding and each party shall cooperate reasonably in connection with the pursuit of any such action, at the request and expense of the party requesting such cooperation.  Any recovery by such party received as a result of any such claim, suit or proceeding shall be used first to reimburse the parties hereto for all expenses (including court costs, attorneys and professional fees and other expenses of all kinds) incurred in connection with such claim, suit or proceeding.  If the party initiating suit is ArthroCare, one hundred percent (100%) of the remainder shall be retained by ArthroCare.  If the party initiating suit is Collagen, the parties shall equally share any remainder.

14.2         Prosecution of Patent Applications Collagen will have the right to access, obtain copies, review and comment on the prosecution of any patent applications directly related to the Patent Rights within the Field.  ArthroCare shall cooperate with Collagen’s patent counsel and, if requested by Collagen, provide copies of all papers relating to patent applications directly related to the Patent Rights within the Field.  ArthroCare will provide a status report on the Patent Rights on a semi-annual basis.  ArthroCare will follow the reasonable advice of Collagen’s patent counsel regarding such prosecution, and Collagen will have the right to control patent prosecution if patent applications primarily related to the Field within the Patent Rights are jeopardized in any country.  In the event that Collagen elects to control the patent prosecution of any patent applications under the Patent Rights, Collagen will pay for all costs related to such patent prosecution. ArthroCare shall not abandon, disclaim, or otherwise jeopardize any Patent Rights primarily related to the Field. ArthroCare shall use its best efforts to expedite the prosecution of, establish and maintain Patent Rights related to the Field in all commercially significant countries, including, but not limited to the United States, Germany, France and Japan.

14.3         ArthroCare Trademarks.  During the Term of this Agreement, Collagen shall have the right to advertise and promote the Licensed Products under ArthroCare’s trademarks and tradenames initially identified in Exhibit E (“ArthroCare Marks”). ArthroCare reserves the right to modify the ArthroCare Marks or substitute alternative marks for any or all of the ArthroCare Marks at any time upon thirty (30) days prior written notice. Collagen shall have the right to use any marketing materials in its possession to depletion. The rights granted under this Section 14.3 shall automatically terminate on termination or expiration of this Agreement. During the Term of this Agreement, Collagen agrees to advertise and promote the Licensed Products using the Coblation.TM trademark. In addition, Collagen agrees to place the terms “manufactured by ArthroCare” on the Licensed Products.

14.4         Limitations.  Except as set forth in this Agreement, nothing contained in this Agreement shall grant to Collagen any right, title, or interest in or to the ArthroCare Marks, whether or not specifically recognized or perfected under applicable laws, and Collagen irrevocably assigns to ArthroCare all such right, title, and interest, if any, in any ArthroCare Marks that are used in conjunction with the Licensed Products (other than Collagen Marks). At no time during or after the Term of this Agreement shall Collagen challenge or assist others to challenge ArthroCare Marks or the registration thereof or attempt to register any trademarks, marks, or trade names confusingly similar to ArthroCare Marks. All representations of ArthroCare Marks that Collagen intends to use shall first be submitted to ArthroCare for approval (which shall not be unreasonably withheld) of design, color, and other details, or shall be exact copies of those used by ArthroCare. In addition, Collagen shall fully comply with all reasonable guidelines, if any, communicated by ArthroCare concerning the use of ArthroCare Marks.

14.5         Collagen Trademarks.  During the Term of this Agreement, subject to the limitations in section 14.3, ArthroCare shall label products sold to Collagen hereunder with Collagen’s trademarks and tradenames as specified by Collagen (the “Collagen Marks”). Nothing in this Agreement shall be deemed to grant to ArthroCare any right, title, or interest in or to Collagen Marks. At no time during or after, the Term of this Agreement shall ArthroCare challenge or assist others to challenge Collagen Marks or the registration thereof or attempt to register any trademarks, marks, or tradenames confusingly similar to Collagen Marks.

14.6         Inventions.

(a)           All ideas, discoveries and inventions, whether patentable or not, that are related to the Patent Rights which are conceived by either Collagen or ArthroCare after the Effective Date and are based on collaborative work between Collagen and ArthroCare shall be owned by ArthroCare and subject to the exclusive license provided in Section 2.1 of this Agreement.

(b)           All ideas, discoveries and inventions, whether patentable or not, which are conceived by ArthroCare after the Effective Date and are not based on collaborative work between Collagen and ArthroCare shall be exclusively owned by ArthroCare and subject to the exclusive license provided in Section 2.1 of this Agreement.

(c)           All ideas, discoveries and inventions, whether patentable or not, that are related to the Patent Rights which are conceived by Collagen after the Effective Date and are not based on collaborative work between Collagen and ArthroCare shall be exclusively owned by ArthroCare and subject to the exclusive license provided in Section 2.1 of this Agreement.

(d)           All ideas, discoveries and inventions, whether patentable or not, that are unrelated to the Patent Rights which are conceived by Collagen after the Effective Date and are not based on collaborative work between Collagen and ArthroCare shall be exclusively owned by Collagen.

14.7         Protection of Intellectual Property and Improvements.  During the term of this Agreement, Collagen shall promptly inform ArthroCare of any invention, improvement, upgrading or modification relating to the Patent Rights. ArthroCare agrees, at ArthroCare’s expense, to protect the Patent Rights by obtaining and maintaining appropriate patent rights. All patents and copyright registrations shall be applied for in the names of the actual inventors or authors and shall be assigned to ArthroCare, subject to Collagen’s rights and license therein; each party shall, at ArthroCare’s expense, execute and deliver such forms of assignment, power of attorney and other documents which are necessary to give effect to the provisions hereof.

ARTICLE 15

CHANGE IN CONTROL

Each party hereto agrees not to acquire greater than fifteen percent (15%) of the other party’s stock unless such acquisition is in response to an unsolicited Change in Control attempt by a third party. To the extent not prohibited under applicable law, each party shall use its best efforts to give the other party not less than thirty (30) days’ prior notice of any unsolicited offer which could result in Change in Control. All such information will be treated as confidential by the receiving party. Notwithstanding any Change in Control, each party shall continue to perform its obligations under this Agreement. Notwithstanding the above, if Collagen is subject to such a Change in Control by a Change in Control Entity, ArthroCare will have the right to terminate this agreement and, in such event, Collagen’s successor will be paid a termination fee that is the greater of: (1) the unamortized portion of the License Fees in Sections 5.1, 4.1 and/or 4.2 that have already been paid to ArthroCare (based on straight line amortization over ten years); or (2) Collagen’s revenues on the sale of ArthroCare Products for the preceding 12 months.

ARTICLE 16

CONFIDENTIALITY

16.1         Confidential Information.  Except as expressly provided herein, the parties agree that, for the term of this Agreement and for five years thereafter, the receiving party shall keep completely confidential and shall not publish or otherwise disclose and shall not use for any purpose except for the purposes contemplated by this Agreement any Confidential Information furnished to it by the disclosing party hereto, except that to the extent that it can be established by the receiving party by written proof that such Confidential Information:

(i)            was already known to the receiving party, other than under an obligation of confidentiality, at the time of disclosure;

(ii)           was available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party;

(iii)          became available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving party in breach of this Agreement;

(iv)          was subsequently lawfully disclosed to the receiving party by a person other than a party hereto; or

(v)           was independently developed by a person having no knowledge of or access to any of the other party’s Confidential Information.

16.2         Permitted Use and Disclosures.  Each party hereto may use or disclose information disclosed to it by the other party to the extent such use or disclosure is reasonably necessary in complying with applicable law or governmental regulations, conducting clinical trails, or exercising its rights hereunder to develop or commercialize Licensed Products, provided that if a party is required to make any such disclosure of another party’s confidential information, other than pursuant to a confidentiality agreement, it will give reasonable advance notice to the latter party of such disclosure and, will use its best efforts to secure confidential treatment of such information prior to its disclosure (whether through protective orders or otherwise).

16.3         Confidential Terms.  Except as expressly provided herein, each party agrees not to disclose any terms of this Agreement to any third party without the consent of the other party; provided, disclosures may be made as required by securities or other applicable laws, or to Affiliates, or to a party’s accountants, attorneys and other professional advisors provided that such accountants, attorneys and other professional advisors are bound to retain the terms of this Agreement as confidential. Disclosure to prospective corporate partners or Affiliates is prohibited absent written consent from the non-disclosing party. Neither party shall issue a press release or other public announcement concerning this Agreement, the transactions contemplated herein or the relationship between Collagen and ArthroCare without the prior written consent of an authorized representative of the other party.

ARTICLE 17

INDEMNIFICATION

17.1         Indemnification of Collagen.

(a)           ArthroCare shall indemnify, defend, and hold harmless Collagen, and its affiliates and their respective directors, officers, employees, and agents, and the successors and assigns of any of the foregoing (the “Collagen Indemnitees”) from and against all claims, losses, costs, and liabilities (including, without limitation, payment of reasonable attorneys’ fees and other expenses of litigation), and shall pay any damages (including settlement amounts) finally awarded with respect to claims, suits, or proceedings (any of the foregoing, a “Claim”) brought by third parties against a Collagen Indemnitee, caused by (i) a failure by ArthroCare to manufacture the Licensed Products in accordance with the specifications for such Licensed Products as initially set forth in Exhibit F, (ii) breach of any representation made by ArthroCare hereunder, (iii) the willful misconduct of ArthroCare, (iv) a defect in the design of the Licensed Products or (v) a failure to properly label the Licensed Products, except to the extent such Claim is covered under Section 17.2 below or is caused by the negligence or willful misconduct of a Collagen Indemnitee.

(b)           Collagen agrees that ArthroCare has the right to defend, or at its option to settle, and ArthroCare agrees, at its own expense, to defend or at its option to settle, any claim, suit or proceeding brought against Collagen by any third party for: (1) infringement of any U.S. or foreign patents or copyright or trade secret by the Licensed Products arising out of or in connection with Collagen’s performance of this Agreement; or (2) misappropriation of any trademarks arising out of or in connection with Collagen’s use of any ArthroCare Marks in connection with this Agreement, and ArthroCare agrees to indemnify, defend and hold harmless the Collagen Indemnitees (as defined in above) from and against any and all claims, losses, damages, costs and liabilities (including payment of reasonable attorneys’ fees and other expenses of litigation) arising from such infringement and shall pay any damages finally awarded with respect to such a claim, suit or proceeding. Notwithstanding the provisions of this Section 17.1(b), ArthroCare assumes no liability for (i) any combination of Licensed Products with other Licensed Products not provided by ArthroCare, which infringement would not arise from such Licensed Products standing alone, or (ii) the modification of such Licensed Products by Collagen or any third party where such infringement would not have occurred but for such modifications. Notwithstanding the foregoing, if it is adjudicatively determined that any Licensed Product infringes, or in ArthroCare’s sole opinion, may be found to infringe a third party’s patent or copyright or constitute misuse of a trade secret, or if the sale or use of the Licensed Products is enjoined, then ArthroCare may, at its option and expense either: (i) replace the Licensed Products with other noninfringing functionally equivalent Licensed Products; or (ii) modify the Licensed Products to make the Licensed Products to make the Licensed Products functionally equivalent and noninfringing; or (iii) if (i) - (ii) are deemed commercially impracticable by ArthroCare, discontinue sale of such Licensed Products.  THE FOREGOING PROVISIONS OF THIS SECTION 17.1(b) STATE THE ENTIRE LIABILITY OF ARTHROCARE AND THE EXCLUSIVE REMEDY OF

COLLAGEN WITH RESPECT TO ANY ALLEGED INFRINGEMENT OF PATENTS, COPYRIGHTS, TRADEMARKS OR OTHER INTELLECTUAL PROPERTY RIGHTS BY THE LICENSED PRODUCTS OR ANY PART THEREOF

17.2         Indemnification of ArthroCare.  Collagen shall indemnify, defend, and hold harmless ArthroCare, and its Affiliates and their respective directors, officers, employees and agents, and the successors, and assigns of any of the foregoing (the “ArthroCare Indemnitees”) from and against all claims, losses, costs, and liabilities (including, without limitation, payment of reasonable attorney’s fees and other expenses of litigation), and shall pay any damages (including settlement amounts) finally awarded with respect to a Claim brought by third parties against an ArthroCare Indemnitee, arising out of or relating to (a) acts or omissions of Collagen in the distribution or marketing of Licensed Products or other performance by Collagen of its rights or obligations under this Agreement; (b) breach of any of the representations or warranties made by Collagen hereunder, or (c) the willful misconduct of Collagen except to the extent such Claim is covered under Section 17.1 above or is caused by the negligence or willful misconduct of an ArthroCare Indemnitee.

17.3         Indemnification Procedures.  A party (the “Indemnitee”) that intends to claim indemnification under this Article 17 shall promptly notify the other party (the “Indemnitor”) in writing of any claim in respect of which the Indemnitee or any of its directors, officers, employees, agents, licensors, successors, or assigns intends to claim such indemnification. The parties will then determine whether complete or partial indemnification is appropriate in such event. If the parties are unable to mutually agree on whether the Indemnitee should be completely or partially indemnified by the Indemnitor, the parties shall appoint an arbitrator to make a binding ruling on this issue. The arbitrator will be appointed according to Section 21.

If the parties or the arbitrator determine that indemnification is appropriate, the Indemnitor shall have sole control of the defense and /or settlement thereof, provided that the indemnified party may participate in any such proceeding with counsel of its choice at its own expense. The indemnity agreement in this Article 17 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Article 17, but the omission to so deliver written notice to the Indemnitor shall not relieve the Indemnitor of any liability that is may otherwise have to any Indemnitee than under this Article 17. The Indemnitee under this Article 17, its employees and agents, shall cooperate fully with the Indemnitor and its legal representatives and provide full information in the investigation of any Claim covered by this indemnification. Notwithstanding anything to the contrary contained in this Article 17, neither party shall be liable for any costs or expenses incurred without its prior written authorization.

17.4         Insurance.  ArthroCare shall purchase and maintain in full force and effect, during the Term hereof, comprehensive general liability insurance, in an amount not less than $5 million in the aggregate and $1 million per occurrence, and product liability insurance, in an amount not less than $5 million in the aggregate and $5 million per occurrence. ArthroCare shall, upon request from Collagen from time to time, provide Collagen with certificates of insurance showing compliance with the foregoing provisions.

ARTICLE 18

TERM, CONVERSION AND TERMINATION

18.1         Term.  The initial Term of this Agreement shall commence on the Effective Date and continue in force until ten (10) years from January 27, 1999 (the “Initial Term”), unless terminated earlier under the provisions of this Article 18. Thereafter, this Agreement will automatically renew for additional renewal terms of one (1) year (each a “Renewal Term”), provided that (i) Collagen has met or exceeded the minimum royalty payments in every Period specified in Section 5.3; (ii) Collagen has purchased at least the minimum quantity of Licensed Products from ArthroCare in each Period as specified in Section 7.5; and (iii) the new minimum running royalty payment and minimum purchase requirements for each succeeding year of the agreement is mutually agreed upon in writing by the parties. If the new minimums cannot be agreed upon by the parties, an arbitrator will be appointed by the parties to determine the new minimums pursuant to section 21.

18.2         Termination for Cause.  Either ArthroCare or Collagen may terminate this Agreement by written notice stating each party’s intent to terminate in the event the other shall have breached or defaulted in the performance of any of its material obligations hereunder, including, but not limited to, a Change in Control in Collagen by a Change in Control Entity as set forth in Section 15.1 or a breach by Collagen of the provision in Section 3.5, and such default shall have continued for sixty (60) days after written notice thereof was provided to the breaching party by the non-breaching party.

18.3         Termination for Bankruptcy.  Either party may terminate this Agreement effective upon written notice to the other party in the event the other party declares bankruptcy or becomes the subject of any voluntary or involuntary proceeding under the U.S. Bankruptcy Code or any state insolvency proceeding, and such proceeding is not terminated within one hundred twenty (120) days of its commencement.

18.4         Effect of Termination.

(a)           Accrued Obligations.  Termination shall not relieve either party of obligations incurred prior to the effective date of such termination.

(b)           Return of Materials.  All trademarks, marks, trade names, patents, copyrights, designs, drawings, formulas or other data, photographs, samples, literature, and sales and promotional aids of every kind shall remain the property of ArthroCare. Within thirty (30) days after the termination or expiration of this Agreement, Collagen shall destroy all tangible items bearing, containing, or contained in, any of the foregoing, in its possession or control and provide written certification of such destruction, or prepare such tangible items for shipment to ArthroCare, as ArthroCare may direct, at ArthroCare’s expense. Collagen shall not make or retain any copies of any confidential items or information which may have been entrusted to it. Effective upon the termination of this Agreement, Collagen shall cease to use all trademarks and trade names of ArthroCare and ArthroCare shall cease to use all trademarks and trade names of Collagen with the limited exception of repurchased Licensed Products pursuant to Section 18.4(c). During the Term and after any termination or expiration of this Agreement, ArthroCare shall have the right to continue to use and disclose for any purpose Customer lists, Customer data and other Customer information and any and all clinical trial results and other data relating to the Licensed Products and provided by Collagen to ArthroCare during the Term.

(c)           Repurchase of Products. In the event of a termination of this Agreement by either party pursuant to Sections 18.2 and 18.3, ArthroCare shall have the right, but not the obligation, to repurchase Collagen’s salable inventory of Licensed Products at the original sales price with a restocking fee of ten percent (10%). Licensed Products repurchased from Collagen pursuant to this Section 18.4(c) shall be shipped promptly by Collagen, at ArthroCare’s expense, to a location specified by ArthroCare. In such event, Collagen will allow ArthroCare to sell the repurchased products with the Collagen Marks thereon.

(d)           Limitation on Liability. In the event of termination by either party in accordance with any of the provisions of this Agreement, neither party shall be liable to the other, because of such termination, for compensation, reimbursement or damages on account of the loss of prospective profits or anticipated sales or on account of expenditures, investments, leases, inventory or commitments in connection with the business or goodwill of ArthroCare or Collagen.

(e)           Transition. Upon termination of this Agreement, Collagen shall diligently cooperate with ArthroCare to effect a smooth and orderly transition in the sale of the Licensed Products.  From the time that a notice of termination is received by either party until the effective termination date, Collagen shall refer all Product inquiries to ArthroCare, shall support ArthroCare’s existing Customers (but shall not sell them new Licensed Products), and shall cooperate fully with any newly appointed distributors.

(f)            Survival. The provisions of Sections 3.5, 9.4, 9.6, 9.7, 11.1, 11.2, 11.3, 12.3, 14.4, 14.5, 18.4 and 22.1 and Articles 10, 16, 17, 19 and 21 shall survive the expiration or termination of this Agreement for any reason. All other rights and obligations of the parties shall cease upon termination of this Agreement.

18.6         Conversion. In the event Collagen: (1) fails to meet the minimum royalty amount by the last day of any Period pursuant to section 5.3; or (2) fails to make the minimum purchase requirements by the last day of any Period pursuant to Section 7.5, then ArthroCare has the right to: (i) continue under the terms of the existing Agreement; or (ii) convert the exclusive licenses granted in Sections 2.1 and 4.1 into non-exclusive licenses, and the exclusive distributorship granted in Section 3.1 into a non-exclusive distributorship (all other terms, including royalties, license fees and pricing to remain the same) without paying a conversion fee or any other fee.

ARTICLE 19

LIMITED LIABILITY TO COLLAGEN AND OTHERS

WITH THE SOLE EXCEPTION OF ARTICLE 17 AND NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, ARTHROCARE’S LIABILITY ARISING OUT OF THIS AGREEMENT AND/OR SALE OF THE LICENSED PRODUCTS SHALL BE LIMITED TO THE AMOUNT PAID BY COLLAGEN FOR THE PRODUCT.  IN NO EVENT SHALL ARTHROCARE BE LIABLE TO COLLAGEN OR ANY OTHER ENTITY FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS, LOST PROFITS, OR ANY OTHER SPECIAL, CONSEQUENTIAL, OR INCIDENTAL DAMAGES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY ARISING OUT OF THIS AGREEMENT WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE.  THESE LIMITATIONS SHALL APPLY WHETHER OR NOT ARTHROCARE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY PROVIDED HEREIN OR IN THE WARRANTY FOUND IN THE LICENSED PRODUCTS.

ARTICLE 20

REPRESENTATIONS AND WARRANTIES

20.1         Representations and Warranties.  ArthroCare represents and warrants, to the best of its knowledge, that: (i) it is the sole and exclusive owner of all right, title and interest in the Patent Rights and the Trademark Rights; (ii) it has the right to grant the rights and licenses granted herein; and (iii) it has not previously granted any right, license or interest in and to the Patent Rights or the Trademark Rights inconsistent with the license granted to Collagen herein.

20.2         Disclaimer.  Except as expressly provided in this Agreement, nothing in this Agreement is or shall be construed as: (i) a warranty or representation by ArthroCare as to the validity or scope of any claim or patent within the Patent Rights; (ii) a warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any patent rights or other intellectual property right of any third party; or (iii) granting by implication, estoppel, or otherwise any licenses or rights under patents or other rights of ArthroCare or third parties, regardless of whether such patents or other rights are dominant or subordinate to any patent within the Patent Rights.

ARTICLE 21

ARBITRATION

(a)   If a dispute arises between the parties relating to the interpretation or performance of this Agreement or the grounds for the termination thereof, representatives of the parties with decision-making authority shall meet to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies. If within sixty (60) days after such meeting the parties have not succeeded in negotiating a resolution of the dispute, such dispute shall be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the American Arbitration Association (“AAA”), by one (1) arbitrator in Santa Clara County, California; provided, however, California Code of Civil Procedure Section 1283.05 shall apply to any such proceeding. Such arbitrator shall be selected by the mutual agreement of the parties or, failing such agreement, shall be selected according to the AAA rules. The parties shall bear the costs of arbitration equally and shall bear their own expenses, including professional fees. The decision of the arbitrator shall be final and non-appealable and may be enforced in any court of competent jurisdiction.

(b)   If a dispute arises between Collagen and/or ArthroCare and a third party having a contractual distribution relationship with ArthroCare (hereinafter referred to as “the Parties”), relating to the definition of the Field, or whether certain physicians are included within the Field representatives of the Parties with decision-making authority shall meet to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies. If within sixty (60) days after such meeting the Parties have not succeeded in negotiating a resolution of the dispute, such dispute shall be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the American Arbitration Association (“AAA”), by one (1) arbitrator in Santa Clara County, California; provided, however, California Code of Civil Procedure Section 1283.05 shall apply to any such proceeding; and provided that Collagen shall not be bound by any such arbitrator ruling unless the third party has a similar agreement with ArthroCare in which the third party would be bound by the arbitrator’s ruling. Such arbitrator shall be selected by the mutual agreement of the parties or, failing such agreement, shall be selected according to the AAA rules. The Parties shall bear the costs of arbitration equally and shall bear their own expenses, including professional fees. The decision of the arbitrator shall be final and non-appealable and may be enforced in any court of competent jurisdiction.

ARTICLE 22

MISCELLANEOUS PROVISIONS

22.1         Governing Law; Venue.  This Agreement and any dispute, including without limitation any arbitration, arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the state of California, without reference to conflicts of laws principles.

22.2         Assignment.  The parties may not transfer or assign this Agreement or any of the parties’ rights or obligations hereunder to any non-Affiliated person without the written consent of the other party. Any such attempted transfer or assignment shall be void. This Agreement shall be binding upon and inure to the benefit of the parties and their present and past agents, servants, officers, directors, partners, related companies, and the predecessors, employees, franchisees, trustees, representatives, shareholders, successors and assigns of each.

22.3         Waiver.  No waiver of any rights, shall be effective unless consented to in writing by the party to be charged and the waiver of any breach of default shall not constitute a waiver of any other right hereunder or any subsequent breach or default.

22.4         Severability.  In the event that any provisions of this Agreement are determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect without said provision.

22.5         Notices.  All notices, requests and other communications hereunder shall be in writing and shall be personally delivered or sent by telecopy or other electronic facsimile transmission or by certified mail-return receipt requested, postage prepaid, or delivered by a nationally recognized courier who guarantees next-day delivery in each case to the respective address specified below, or such other address as may be specified in writing to the other parties hereto:

Collagen:	Collagen Aesthetics, Inc.
1850 Embarcadero Road
Palo Alto, California 94303
Attn: Gary S. Petersmeyer
Fax: (650) 354-4375

with a copy to:

Charlene a. Friedman, Esq.
Collagen Aesthetics, Inc.
1850 Embarcadero Road
Palo Alto, California 94303
Fax: (650) 354-4751

ArthroCare:	ArthroCare Corporation
595 North Pastoria Avenue
Sunnyvale, California 94086
Attn: Michael A. Baker
Fax: (408) 732-2752

with a copy to:

John T. Raffle, Esq.
ArthroCare Corporation
595 North Pastoria Avenue
Sunnyvale, California 94086
Fax: (408) 530-9143

22.6         Independent Contractors.  Both parties are independent contractors under this Agreement. Nothing contained in this Agreement is intended nor is to be construed so as to constitute ArthroCare or Collagen as partners or joint venturers with respect to this Agreement. Neither party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any other contract, agreement, or undertaking with any third party.

22.7         Patent Marking.  Collagen agrees to mark (or give directions to ArthroCare to mark) all Licensed Products sold pursuant to this Agreement in accordance with the applicable statute or regulations relating to patent marking in the country or countries of manufacture and sale thereof.

22.8         Compliance with Laws.  In performing their respective obligations under this Agreement, the parties shall fully comply in all material respects with the requirements of any and all applicable laws, regulations, rules and orders of any governmental body having jurisdiction over the exercise of rights under this Agreement.

22.9         Use of Name.  Other than as expressly set forth in this Agreement or the License Agreement, neither party shall use the name or trademarks of the other party without the prior written consent of such other party.

22.10       Entire Agreement: Amendment.  This Agreement constitutes the entire and exclusive Agreement between the parties with respect to the subject matter hereof and supersedes and cancels all previous discussions, agreements, commitments and writings in respect thereof except for the License Agreement. no amendment or addition to this Agreement shall be effective unless reduced to writing and executed by the authorized representatives of the parties.

22.11       Counterparts.  This Agreement may be executed in any number of counterparts and on separate signature pages by each party, each copy of which shall for all purposes be deemed an original.

22.12       Force Majeure.  Neither party shall be liable for any failure to perform or delay in performance hereunder where such failure or delay is occasioned by circumstances beyond the party’s control, including, without limitation, fire, explosion, storms, interruption of utility services, strikes or labor disputes, water, acts of God, war, civil disturbances, acts of civil or military authorities, inability to secure raw materials or transportation facilities, fuel or energy shortages, acts or omissions of communications carriers, or other causes beyond the party’s control whether or not similar to the foregoing.

IN WITNESS WHEREOF, ArthroCare and Collagen have executed this Agreement in duplicate originals by duly authorized officers.

ARTHROCARE CORPORATION		COLLAGEN AESTHETICS INC.

By:	/s/ Michael A. Baker	By:	/s/ Michael A. Bates

Print Name:	/s/ Michael A. Baker	Print Name:	/s/ Michael A. Bates

Title:	President & CEO	Title:	VP Finance & CFO

Exhibit A

Patent Rights

File No.	Application #	Patent #
016238-000100US	07/204,668	4,998,933
C-1	06/10/88	03/12/91
016238-000110US	07/260,320	5,178,620
C-2	02/22/91	01/12/93
07/817,575
016238-000400US	01/07/92
016238-000410US	07/958,977	5,366,443
C-3	10/09/92	11/22/94
08/059,681
016238-000420US	05/10/93
016238-000430US	08/111,367	5,419,767
C-4	08/24/93	05/30/95
016238-000440US	08/446,767	5,697,909
A-1	06/02/95	12/16/97
016238-000450US	08/419886	5,681,282
U-1	04/11/95	10/28/97
016238-000460US	08/807,111
A-1-1	12/05/96
016238-000470US	08/761,096
A-1-2	12/05/96
016238-000480US	08/766,382
A-1-3	12/05/96
016238-000490US	08/760,768	5,766,153
A-1-4	12/05/96	06/16/98
016238-000600US	08/485,219	5,697,281
E-1	06/07/95	12/16/97
016238-000610US	08/746,800	5,697,536
E-1-1	11/18/96	12/16/97
016238-000700US	08/561,958	5,697,882
A-2	11/22/95	12/16/97
016238-000710US	08/562,332
D-1	11/22/95
016238-000720US	08/562,331	5,683,366
C-5	11/22/95	11/04/97
016238-000740US	08/795,686
A-2-1	02/05/97
016238-001300US	08/942,580
A-3	10/02/97
016238-001310US	08/942,579
A-4	10/02/97
016238-001600US	08/687,792	5,843,019
U-2	07/18/96	12/01/98
016238-001610US	08/690,159
S-1	07/18/96
016238-001620US	08/687,008	5,810,764
U-3	07/18/96	09/22/98
16238-001640US	08/970,239
S-1-1	11/14/97
016238-001650US	08/970,242
U-3-1	11/14/97
016238-002200US	08/753,227
C-6	11/22/96
016238-002210US	08/753,226	5,860,951
C-7	11/22/96	01/19/98
016238-005600US	08/874,173
C-8	06/13/97

Exhibit A

Patent Rights

File No.	Application #	Patent #
016238-006100us	60/057,691
C-9P	08/27/97
016238-007300US	60/062,996
A-6P	10/23/97
016238-007400US	60/062,997
A-5P	10/23/97
09/026,852
A-1-5	02/20/98
09/041,934
A-1-6	03/13/98
09/098,205
A-2-2	07/27/98
09/134,542
A-2-3	08/13/98
09/177,861
A-2-4	10/23/98
09/010,382
A-6	01/21/98
09/197,013
A-6-1	11/20/98
60/096,150
A-7P	08/11/98
09/089,012
A-9	06/02/98
09/183,838
A-13	10/30/98
09/002,254
C-6-1	12/31/97
09/054,660
C-6-2	04/03/98
09/062,869
C-8-1	04/20/98
09/002,315
C-9	01/02/98
60/079,922
C-10P	03/30/98
09/083,533
C-10-1	05/22/98
09/109,219
CB-1	06/30/98
60/075,059
CB-2P	02/18/98
09/058,571
CB-2	04/10/98
09/032,375
CB-3	02/27/98
09/058,336
CB-4	04/10/98
60/098,122
CB-7P	08/27/98
08/977,845
D-2	11/25/97
08/978,340
D-3	11/25/97
09/162,110
D-7	09/02/98

Exhibit A

Patent Rights

File No	Application #	Patent #
09/162,117
D-8	09/28/98
09/205,640
D-9	12/03/98
08/990,374
E-3	12/15/97
09/083,526
E-3-1	05/22/98
09/054,323
E-5	04/02/98
09/074,020
E-6	05/06/98
09/136,079
E-7	08/18/98
09/181,936
S-1-2	10/28/98
09/026,698
S-2	02/20/98
09/026,851
S-3	02/20/98
09/130,804
S-4	08/07/98

EXHIBIT B

PRODUCT PRICES

Licensed Product	Price Per Unit
Controllers	$6000

Disposable Wands*	See below

Cables/Handpieces	$400

Adaptors**	$1000***

Disposable Wand Transfer Price:

Type Of Disposable	Price
XL Rejuvenation Stylets	$100
SRS Rejuvenation Stylets	$90
MicroElectrode Dissectors	$75

*The above transfer prices for Disposable Wands will be reduced by 5% at the end of each year following ArthroCare’s achievement of milestone (1) in Section 5.1; provided that the transfer price of a Disposable Wand will never be lower than 110% of the fully allocated cost of the Disposable Wand.

**Adaptors are devices that connect to controllers that are not subject to this Agreement, and will allow such controllers to power the above Disposable Wands.

***In addition to the above transfer price for Adaptors, Collagen shall pay to ArthroCare running royalties on Adaptors sold by Collagen worldwide.  The running royalties for all Adaptors sold worldwide shall be the greater of 20% of the Transfer Price of the Adaptors as specified above or 20% of the Net Sales of Adaptors, payable within forty-five (45) days after the close of a calendar quarter in which the Adaptors are sold or otherwise distributed by Collagen.

EXHIBIT C

WARRANTY PERIODS

Product	Period
Controller	1 year from the date of Collagen sale

Cable/Handpiece	30 days from the date of Collagen sale

Disposable Wands	single use of Product only

Adaptors	90 days from the date of Collagen sale

EXHIBIT D

COLLAGEN’S ALTERNATIVE PRODUCTS

AS OF THE EFFECTIVE DATE: NONE

EXHIBIT E

U.S. TRADEMARK RIGHTS

Trademark	Application No.
COBLATION	75/377,654
PLASMA WAND	75/521,613
VISAGE	75/434,553
PLASMA SCALPEL	75/478,775
MED	75/589,095

Trademark	Registration No.
ARTHROCARE	2,015,686

EXHIBIT F

SPECIFICATIONS